Exhibit 99.1

Suite 1400

Four Bentall Centre, 1055 Dunsmuir Street

Vancouver, British Columbia, Canada V7X 1K8

604-730-9851

www.absolute.com

This document is important and requires your immediate attention. It requires holders of common shares of Absolute Software Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax, or other professional advisors.

ABSOLUTE SOFTWARE CORPORATION

Suite 1400, Four Bentall Centre

1055 Dunsmuir Street

Vancouver, British Columbia, V7X 1K8

NOTICE OF ANNUAL GENERAL MEETING

TO OUR SHAREHOLDERS:

Our 2020 Annual General Meeting (the “Meeting”) will be held in virtual format, conducted via live webcast online, on Wednesday, December 9, 2020 at 2:00 p.m. (PST).

To mitigate potential risks to the health and safety of our communities, shareholders, employees, and other stakeholders due to the COVID-19 pandemic, the Meeting will be held in a virtual only format, conducted via live webcast. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location.

Registered shareholders and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/400915080 (password: “absolute2020”, case sensitive) where they can participate, vote, or submit questions during the Meeting’s live webcast. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote or submit questions at the Meeting and any subsequent management presentation or question and answer session. You have to be connected to the internet at all times to be able to vote or submit questions – it’s your responsibility to make sure you stay connected for the entire Meeting and any subsequent management presentation or question and answer session. Duly appointed proxyholders who wish to attend the Meeting online and vote or submit questions during the Meeting and any subsequent management presentation or question and answer session should carefully follow the instructions for doing so contained in the accompanying Information Circular.

The following matters will be considered at the Meeting.

(1)	to receive the report of our Directors;

(2)	to receive our audited financial statements for the financial year ended June 30, 2020, and the accompanying report of the auditors;

(3)	to set the number of our Directors at six for the ensuing year;

(4)	to elect our Directors for the ensuing year;

(5)	to appoint our external auditor for the ensuing year and to authorize the Directors to fix the auditor’s remuneration;

(6)	to consider any amendment to or variation of a matter identified in this Notice; and

(7)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Our Information Circular, which includes a detailed description of the matters to be dealt with at the Meeting, accompanies this Notice. Our financial statements for the year ended June 30, 2020 and the report of the auditors thereon can be requested separately.

If you are unable to attend the virtual Meeting and wish to ensure that your Absolute shares will be voted at the Meeting, you must complete, date, and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. If you are a non-registered shareholder and want to attend the Meeting, you must follow the instructions set out in the Information Circular.

Forms of proxy may also be voted by internet in accordance with the instructions contained in the form of proxy. In order to be valid and acted upon at the Meeting, forms of proxy and voting instruction forms must be returned (or voted by internet) not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting, or any adjournment or postponement thereof.

After submitting proxy instructions using the form of proxy or voting instruction form, as applicable, the proxyholder must also be registered to allow such proxyholder to attend, ask questions and vote at the Meeting online. If you would like a person, other than the management nominees identified on the form of proxy or voting instruction form, to attend and participate online at the Meeting as your proxy and vote your shares (including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend, participate in and vote online at the Meeting), you must register such proxyholder with AST Trust Company (Canada) (“AST”) after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a control number. Without a control number, proxyholders will not be able to participate in or vote at the Meeting.

To register a proxyholder, Absolute shareholders must call AST at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside of North America) by no later than 2:00 p.m. (Pacific time) on December 7, 2020 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide AST with the required proxyholder contact information, so that AST can provide the proxyholder with a control number via email. If a non-registered shareholder wishes to ask questions in any management presentation or question and answer session held subsequent to the Meeting, such shareholder must follow the procedures for attending the Meeting as a duly appointed proxyholder and not as a guest. Non-registered shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to participate or vote at the Meeting or any subsequent management presentation or question and answer session but may attend the Meeting, including any subsequent management presentation or question and answer session as a guest by clicking “I am a guest” and completing the online form.

Vancouver, British Columbia, November 6, 2020.

ABSOLUTE SOFTWARE CORPORATION “Daniel P. Ryan” Chair of the Board

INVITATION TO SHAREHOLDERS

Dear Absolute Shareholders:

As I start my third year leading Absolute, I am reflecting on the unprecedented events on the world stage caused by COVID-19 that have created a massive disruption to the world economy. While no organization has been completely immune to this crisis, we were able to transition to the constantly evolving new reality. Our core rallying cry since the pandemic hit has been to ensure we are helping our customers worldwide more than ever during this time.

Defining a New Era in Endpoint Security

Even before the pandemic, our unique differentiation as a leader in Endpoint Resilience™ set the stage for us to establish the value and the criticality of having a permanent digital tether to every endpoint. Being rooted in trust and leveraging our unique Persistence® technology and Absolute Resilience® and Intelligence capabilities, we enable customers to stay connected, self-heal critical applications, and ensure the visibility and control of the endpoint estate – no matter where those devices may be.

I am incredibly proud of the resilient Absolute team for coming together to solve our customers’ unique challenges, thanks to our relentless execution and focus, even in the face of a global pandemic. We’ve made significant progress in driving a market shift towards Endpoint Resilience and demonstrating the value that it can bring to enterprise and education organizations, acutely in their remote and hybrid work and learning environments.

Extending Our Reach

I’m excited about where Absolute stands as we head into the next chapter of our company’s story. I feel very fortunate that we are well-positioned to sustain our forward momentum and commitment to innovate and deliver during a time of continued uncertainty. I am also very grateful that thousands of organizations around the world chose us to be a trusted partner in navigating their business and security challenges as we head into 2021.

We Value Your Views

The feedback we receive from our shareholders and other stakeholders is a cornerstone of our corporate governance practices.

On behalf of the Board of Directors and management of Absolute, I am pleased to invite you to attend the annual general meeting of shareholders that will be held virtually this year on December 9, 2020 at 2:00 p.m. (PST).

This meeting is your opportunity to vote on a number of important matters, and hear first-hand about our recent performance and plans for the future. The enclosed information circular describes the business to be conducted at the meeting and provides information on our executive compensation and corporate governance practices, amongst other matters. If you attend the virtual meeting, you will have the opportunity to view our management presentation and to ask questions to members of the Board of Directors and management.

Whether or not you plan to attend the virtual meeting, we encourage you to vote promptly. See below under “General Proxy Information”.

We look forward to welcoming you at the meeting and thank you for your continued support of Absolute.

Sincerely,

“Christy Wyatt”

President and Chief Executive Officer, and Director

ABSOLUTE SOFTWARE CORPORATION

Suite 1400, Four Bentall Centre

1055 Dunsmuir Street

Vancouver, British Columbia, V7X 1K8

INFORMATION CIRCULAR

as at November 6, 2020

INTRODUCTION

The Board of Directors (the “Board”) of Absolute Software Corporation is delivering this information circular (this “Information Circular”) to you in connection with the solicitation of your proxy for use at the annual general meeting of shareholders to be held on December 9, 2020 (the “Meeting”).

In this Information Circular, unless the context otherwise requires, all references to “Absolute”, the “Company”, “we”, “us”, and “our” refer to Absolute Software Corporation. The Company’s fiscal year ends on June 30 of each year. In this Information Circular, the fiscal year ended June 30, 2020 is referred to as “Fiscal 2020”, the fiscal year ended June 30, 2019 is referred to as “Fiscal 2019”, and the fiscal year ended June 30, 2018 is referred to as “Fiscal 2018”. All dollar figures are stated in U.S. dollars unless otherwise indicated.

Forward Looking Statements

Certain statements contained in the Notice of Meeting and this Information Circular (together, the “Meeting Materials”) may contain and constitute forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within the Meeting Materials, include, without limitation, any statements (express or implied) respecting: the Company’s future plans, strategies, and objectives; the administration of the Company’s equity compensation plans; the Company’s compensation plans, philosophies, and practices; the ability of the Company’s compensation practices to attract, retain, motivate, and reward qualified executive officers and directors who will be able to accomplish the Company’s business objectives; the Company’s governance plans, philosophies, and practices; and the Company’s diversity plans, philosophies, and practices.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions, and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out in the Meeting Materials include or relate to the following, without limitation: the Company will be able to successfully execute its plans, strategies, and objectives (including with respect to compensation, governance, and diversity); market and industry data obtained from external sources is accurate and reliable; the Company’s compensation practices are competitive with comparable organizations for similar positions; the Company will be able to attract and retain qualified personnel; and the Company’s governance and diversity plans, philosophies, and practices are appropriate and adequate in its circumstances.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, as more particularly described in the “Risk and Uncertainties” section of Absolute’s most recently filed Management’s Discussion and Analysis, which is available under Absolute’s profile on www.sedar.com. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation: risks related to the COVID-19 pandemic and its impact on the Company; that the Company may not be able to accurately predict its rate of growth and profitability; the Company’s compensation strategies and programs will be unsuccessful at attracting, retaining, motivating, and rewarding qualified executive officers and/or directors and the Company may change its strategies and programs if they are unsuccessful; the Company’s governance and diversity plans, philosophies, and practices may not be appropriate or adequate in its circumstances; and other unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in the Meeting Materials are expressly qualified in their entirety by this cautionary note. The forward-looking statements contained in the Meeting Materials are made as at the date of this Information Circular and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

GENERAL PROXY INFORMATION

Who Can Vote

October 30, 2020 is the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. As of October 30, 2020, there were 49,002,372 common shares in the capital of Absolute (“Common Shares”) outstanding. Persons who on October 30, 2020 are recorded on our share register as holders of Common Shares can vote at the Meeting. Each Common Share has the right to one vote.

Under our Articles, the quorum for the transaction of business at the Meeting is two persons present in person, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for such shareholder so entitled, representing at least 25% of the issued and outstanding Common Shares.

How You Can Vote

If you are a registered shareholder (your Common Shares are held in your name) you may vote your Common Shares either by attending the virtual Meeting online at https://web.lumiagm.com/400915080 and by following the instructions below under “Attending and Participating at the Virtual Meeting” or, if you do not plan to attend the virtual Meeting, by completing the proxy and following the instructions below under “Appointment and Revocation of Proxies”.

Principal Holders of Common Shares

To the knowledge of the Company, as of October 30, 2020 Trigran Investments, Inc. held 5,556,200 Common Shares, or approximately 11.3% of the outstanding Common Shares. To the knowledge of the Company, no other person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of Absolute, as a substantial number of our shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If your Common Shares are listed in an account statement provided to you by a broker, then in almost all cases those Common Shares will not be registered in your name on the records of Absolute. Such Common Shares will more likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). If you are a Beneficial Shareholder, you should ensure that instructions respecting the voting of your Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Absolute. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge will either mail a form of proxy or a voting instruction form in lieu of a form of proxy provided by Absolute. The voting instruction form will name the same persons as the proxy to represent you as a Beneficial Shareholder at the Meeting. As a Beneficial Shareholder you have the right to appoint a person (who need not be a Beneficial Shareholder) other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote your Common Shares directly at the virtual Meeting as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have your Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the virtual Meeting for the purposes of voting your Common Shares registered in the name of your broker (or agent of the broker), you may attend at the virtual Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for the registered shareholder, you should enter your own name in the blank space on the instrument of proxy provided to them and return the same to your broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the virtual Meeting.

If you would like a person, other than the management nominees identified on the form of proxy or voting instruction form, to attend and participate online at the Meeting as your proxy and vote your Common Shares, including if you are a Beneficial Shareholder and wish to appoint yourself as proxyholder to attend, participate in and vote online at the Meeting, you must register such proxyholder with AST Trust Company (Canada) (“AST”) after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a control number. Without a control number, proxyholders will not be able to participate in or vote at the Meeting. To register a proxyholder, Absolute shareholders must call AST at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside of North America) by no later than 2:00 p.m. (Pacific time) on December 7, 2020 (or, if the virtual Meeting is adjourned or postponed, by the time that is 48 hours prior to the virtual Meeting, excluding Saturdays, Sundays and holidays) and provide AST with the required proxyholder contact information, so that AST can provide the proxyholder with a control number via email.

Alternatively, as a Beneficial Shareholder you may request in writing that your broker send to you a legal proxy which would enable you to attend at the virtual Meeting and vote your Common Shares. Please see further instructions under “Appointment and Revocation of Proxies”. Beneficial Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to participate or vote at the virtual Meeting or any subsequent management presentation or question and answer session but may attend the Meeting, including any subsequent management presentation or question and answer session as a guest by clicking “I am a guest” and completing the online form. If you are a Beneficial Shareholder and you wish to ask questions in any management presentation or question and answer session held subsequent to the Meeting, you must follow the procedures for attending the Meeting as a duly appointed proxyholder, and not as a guest.

Solicitation of Proxies

We are soliciting proxies primarily by mail, but our Directors, officers, and employees may solicit proxies personally, by telephone, by email, or by other means of electronic communication. We are paying all proxy solicitation costs. We are not sending proxy-related materials directly to non-objecting beneficial owners.

We do not intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners. Objecting beneficial owners will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

Attending and Participating at the Virtual Meeting

Absolute is holding the Meeting as a completely virtual meeting to mitigate potential risks to the health and safety of our communities, shareholders, employees, and other stakeholders due to the COVID-19 pandemic. The Meeting will be held in a virtual only format, which will be conducted via live webcast. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location. Absolute shareholders will not be able to attend the Meeting in person.

Absolute shareholders who wish to appoint a third party proxyholder to represent them at the virtual Meeting and any subsequent management presentation or question and answer session (including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate and vote at the virtual Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment and Revocation of Proxies”.

Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the virtual Meeting and to ask questions at any subsequent management presentation or question and answer session. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the virtual Meeting online at https://web.lumiagm.com/400915080. Such persons may then enter the virtual Meeting by clicking “I have a control number” and entering the control number and password before the start of the Meeting. Beneficial Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to participate or vote at the Meeting or any subsequent management presentation or question and answer session but may attend the Meeting, including any subsequent management presentation or question and answer session as a guest by clicking “I am a guest” and completing the online form:

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Registered shareholders: Click “I have a control number” and then enter your control number and password. The password to the virtual Meeting is “absolute2020” (case sensitive). If as a registered shareholder you are using your control number to log in to the virtual Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the virtual Meeting. If you have already voted by proxy and you vote again during the online ballot during the virtual Meeting, your online vote during the virtual Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

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Duly appointed proxyholders: Click “I have a control number” and then enter your control number and password. AST will provide the proxyholder with a control number by e-mail after the voting deadline has passed. The password to the virtual Meeting is “absolute2020” (case sensitive).

If you are a Beneficial Shareholder located in the United States and wish to attend, participate and vote at the virtual Meeting or ask questions at any subsequent management presentation or question and answer session or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Appointment and Revocation of Proxies”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to AST at proxyvote@astfinancial.com.

If you attend the virtual Meeting, it is important that you are connected to the internet at all times during the virtual Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the virtual Meeting. You should allow ample time to test system requirements, check in to the virtual Meeting online, and complete the related procedures.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are the Company’s (i) President and Chief Executive Officer, and (ii) Executive Vice President, Human Resources. You may also appoint some other person or company (who need not be a shareholder of Absolute) to represent you at the virtual Meeting either by inserting such other person’s name or company’s name in the blank space provided in the form of proxy or by completing another suitable form of proxy. A proxy will not be valid unless the completed form of proxy is delivered to the office of AST or the Company’s agents by mail or by fax no later than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the time of the Meeting, or an adjournment thereof, or may be accepted by the chair of the Meeting (the “Chair”) prior to the commencement of the Meeting. The Company or the Chair of the Meeting may waive or extend the proxy cut-off without notice.

AST’s mailing address is AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1. AST’s fax numbers are 1-866-781-3111 (toll free) or 1-416-368-2502. You may also scan and email your proxy to proxyvote@astfinancial.com.

Absolute shareholders who wish to appoint a third party proxyholder to virtually attend and participate at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or voting instruction form, as applicable, appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number to virtually attend, participate and vote at the virtual Meeting.

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Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Shareholder located in the United States, you must also provide AST with a duly completed legal proxy if you wish to attend, participate and vote at the virtual Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details

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Step 2: Register your proxyholder: To register a proxyholder, Absolute shareholders must call AST at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside of North America) by no later than 2:00 p.m. (Pacific time) on December 7, 2020 (or, if the virtual Meeting is adjourned or postponed, by the time that is 48 hours prior to the virtual Meeting, excluding Saturdays, Sundays and holidays) and provide AST with the required proxyholder contact information, so that AST can provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to virtually attend, participate, and vote at the Meeting.

If you are a Beneficial Shareholder and wish to virtually attend, participate, and vote at the Meeting or ask questions at any subsequent management presentation or question and answer session, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions under the heading “Attending and Participating at the Virtual Meeting”.

If you are a Beneficial Shareholder located in the United States and wish to attend, participate, and vote at the Meeting or ask questions at any subsequent management presentation or question and answer session or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above “Attending and Participating at the Virtual Meeting”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to AST at proxyvote@astfinancial.com.

Beneficial Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to participate or vote at the virtual Meeting or any subsequent management presentation or question and answer session but may attend the Meeting, including any subsequent management presentation or question and answer session as a guest by clicking “I am a guest” and completing the online form.

To vote your Common Shares, your proxyholder must virtually attend the Meeting. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing the applicable form or forms of proxy.

You can revoke your proxy by:

•	providing a written notice of revocation to AST before the end of business on December 7, 2020;

•

providing a written notice of revocation to Absolute at its registered office, which is located at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, before the end of business on December 7, 2020;

•	voting virtually at the Meeting; or

•	any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote has already been taken.

If as a registered shareholder you are using your control number to log in to the virtual Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

If you are a Beneficial Shareholder and wish to revoke previously provided voting instructions, you should carefully follow the instructions provided by your intermediary.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

•	each matter or group of matters identified in the proxy where you do not specify how you want to vote;

•	any amendment to or variation of any matter identified in the proxy; and

•	any other matter that properly comes before the Meeting.

If on a particular matter to be voted on you do not specify in your proxy the manner in which you want to vote, your Common Shares will be voted for the approval of such matter.

As of the date of this Information Circular, the Company’s management knows of no amendment, variation, or other matter that may come before the Meeting; but if any amendment, variation, or other matter properly comes before the Meeting, each nominee named in the proxy intends to vote in accordance with the nominee’s best judgment.

Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion. The Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Company or the Chair of the Meeting may waive or extend the proxy cut-off without notice.

If no choice is indicated in the proxy, management’s nominees intend to vote FOR:

•	establishing the number of Directors at six;

•	electing management’s nominees for Director; and

•	appointing Deloitte LLP as the external auditor of the Company, at remuneration to by fixed by the Board.

ELECTION OF DIRECTORS

The Board currently has six members. At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of Directors for the ensuing year at six, subject to such increases as may be permitted by our Articles and the Business Corporations Act (British Columbia) (the “BCBCA”). The number of Directors will be approved if the affirmative vote of the majority of Common Shares present, or represented by proxy at the Meeting, and entitled to vote is voted in favour to set the number of Directors at six. The term of office of each of the current Directors will end at the conclusion of the Meeting. Each Director elected at the Meeting will hold office until the end of our next annual meeting, or if no Director is then elected, until a successor is elected, or until the Director resigns or is removed.

Advance Notice Policy

On October 25, 2014, the Board adopted an Advance Notice Policy for Director nominations. The Advance Notice Policy was ratified, confirmed, and approved at the Annual General and Special Meeting of our shareholders held on December 8, 2014. Shareholders who wish to nominate candidates for election as Directors must provide timely notice in writing to the Corporate Secretary of the Company at Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1K8, and include the information set forth in the Advance Notice Policy. The notice must be given not less than 30 days and not more than 65 days prior to the date of the Meeting. A copy of the Advance Notice Policy is available on the Company’s website and under its profile on www.sedar.com.

Majority Voting Policy

The Board believes that each of the Directors should carry the confidence and support of its shareholders. To this end, the Board has adopted a Majority Voting Policy for the election of Directors. The policy provides that if a nominee for election as Director receives a greater number of “withheld” votes than “for” votes, that nominee will tender a resignation to the Chair of the Board following the meeting of shareholders at which the nominee was put forth for election. The Board will consider the offer of resignation and announce its decision on whether to accept it in a press release within 90 days following the meeting of shareholders.

In these deliberations, the Board will consider all factors it deems relevant, including any reasons stated for why shareholders “withheld” votes from the election of that nominee and, as applicable, the length of service and the qualifications of the nominee, the nominee’s contributions to the Company, the effect such resignation may have on the Company’s ability to comply with any applicable governance rules and policies and the dynamics of the Board, and whether the resignation would be in the best interests of the Company. The Board will be expected to accept the resignation, except in situations where extenuating circumstances would warrant the Director to continue to serve.

This policy only applies in circumstances involving an uncontested election of Directors, being those where the number of Director nominees is the same as the number of Directors to be elected to the Board. A copy of the Majority Voting Policy is available on the Company’s website and under its profile on www.sedar.com.

Director Nominees

Each of the proposed nominees for election has been nominated by management of Absolute. Each nominee is currently a Director of Absolute. See below for certain information regarding the nominees(1), followed by their respective biographies.

Daniel Ryan
Age:	61
Director Since:	June 2011
Principal Occupation:	Chief Executive Officer of CiBO Technologies
Areas of Expertise:	Core Industry; Technical/Engineering; M&A/Capital Markets; Senior Executive
Common Shares(2):	118,003
Residence:	Minnesota, U.S.A.

Lynn Atchison
Age:	60
Director Since:	August 2019
Principal Occupation:	Corporate director
Areas of Expertise:	Financial/Audit & Risk; Core Industry; M&A/Capital Markets; Senior Executive
Common Shares(2):	0
Residence:	Texas, U.S.A.

Gregory Monahan
Age:	47
Director Since:	December 2012
Principal Occupation:	Senior Managing Director of Crescendo Partners, L.P. and Portfolio Manager of Jamarant Capital, L.P.
Areas of Expertise:	Financial/Audit & Risk; M&A/Capital Markets; International Markets
Common Shares(2):	78,795(3)
Residence:	Connecticut, U.S.A.

Salvatore Visca
Age:	54
Director Since:	February 2014
Principal Occupation:	Chief Technology Officer of Elastic Path Software
Areas of Expertise:	Core Industry; Cybersecurity/IT; Technical/Engineering; Senior Executive
Common Shares(2):	12,000
Residence:	British Columbia, Canada

Gerhard Watzinger
Age:	60
Director Since:	December 2014
Principal Occupation:	Corporate director
Areas of Expertise:	Core Industry; Cybersecurity/IT; Technical/Engineering; Senior Executive; M&A/Capital Markets
Common Shares(2):	0
Residence:	Florida, U.S.A.

Christy Wyatt
Age:	48
Director Since:	December 2018
Principal Occupation:	President and Chief Executive Officer of Absolute
Areas of Expertise:	Core Industry; Cybersecurity/IT; Technical/Engineering; Senior Executive; M&A/Capital Markets; International Markets
Common Shares(2):	51,681
Residence:	California, U.S.A.(4)

Notes:

1)

Other than with respect to Ms. Wyatt, the information as to principal occupation, age, place of residence, and the number Common Shares owned, controlled, or directed is not within the knowledge of management of the Company and has been provided by the respective nominees.

2)

Includes Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each nominee. See also below under “Director Compensation” for a summary of other Company equity instruments held by the Directors, such as Options and DSUs (as applicable).

3)	This includes Common Shares held by Jamarant Capital, L.P.
4)

As of the date of this Information Circular, Ms. Wyatt is an effective resident of California, U.S.A. Ms. Wyatt also maintains a place of residence in British Columbia, Canada and has been located in British Columbia, Canada from March 2020 to the date of this Information Circular as a result of COVID-19 travel restrictions.

Daniel P. Ryan

Mr. Ryan joined Absolute as a Director in June 2011, has been Chair of the Board since December 2013, and is currently a member of the Audit Committee and the Compensation Committee. Mr. Ryan, a resident of Greenwood, Minnesota, is a software and technology executive with over 30 years of experience and a background in product and market strategy, business development, and mergers and acquisitions. Mr. Ryan is currently the CEO and a director of CiBO Technologies, a science-driven software company that models and simulates agricultural ecosystems. From 2011 to 2018 (until its acquisition by Marlin Equity Partners), Mr. Ryan was the President and CEO of RedBrick Health, which grew into an acknowledged industry leader in SaaS-powered employee well-being and health engagement. Before RedBrick, Mr. Ryan was President and CEO at Secure Computing, a $250M leader in enterprise security solutions, prior to it being acquired by McAfee, where he served as EVP and General Manager of their $500M Network Security Business Unit. Prior to Secure Computing, Mr. Ryan served as President and Chief Operating Officer at Stellent, a leading enterprise content management software company that grew revenues from $2M to $130M during his tenure before being acquired by Oracle, where he became Senior Vice President of Enterprise Content Management Products. Mr. Ryan joined Stellent from Foglight Software, an innovator in e-commerce and application performance management that was acquired by Quest Software, where he headed marketing, product management, and business development. Mr. Ryan is also a director of LogicStream Health, a clinical process improvement company, and was previously a director of Secure Computing. Mr. Ryan holds a Bachelor of Science degree in Math and Economics from the University of Minnesota.

Lynn Atchison

Ms. Atchison joined Absolute as a Director in August 2019 and is currently the Chair of the Audit Committee. Ms. Atchison is a resident of Austin, Texas and currently serves on the boards of Q2 Holdings, Convey, RealMassive, and Bumble. Most recently, Ms. Atchison was the CFO of Spredfast, Inc., a provider of enterprise social media management software. Prior to that, she served as the CFO of the online vacation rental marketplace HomeAway, Inc. from August 2006 until March 2016. During her tenure at HomeAway the business grew from $10 million to over $500 million in revenue and Ms. Atchison oversaw over 20 acquisitions, expansion into Europe, South America, and Australia, and an IPO on the Nasdaq in June 2011. Ms. Atchison was also instrumental in the sale of HomeAway to Expedia in December 2015 for $3.9B. Ms. Atchison is a Certified Public Accountant and holds a degree in Accounting from Stephen F. Austin State University. Ms. Atchison is also National Association of Corporate Directors (“NACD”) Directorship Certified™.

Gregory Monahan

Mr. Monahan joined Absolute as a Director in December 2012 and is currently the Chair of the Governance and Nominating Committee and a member of the Audit Committee. Mr. Monahan is a resident of Darien, Connecticut. Mr. Monahan is a Senior Managing Director of Crescendo Partners, L.P. and he is the Portfolio Manager of Jamarant Capital, L.P., a New York-based investment firm. Mr. Monahan previously co-founded Bind Network Solutions, a consulting firm focused on network infrastructure and security. Mr. Monahan also serves on the board of directors of Primo Water Corporation, a leading pure-play water solutions provider in North America, Europe, and Israel. He was formerly a director of: BSM Technologies, a commercial fleet telematics provider; COM DEV International, a designer and manufacturer of space hardware; ENTREC Corporation, a crane and heavy haul transportation company; SAExploration Holdings, a geophysical services company offering seismic data acquisition services to the oil and gas industry; O’Charley’s Inc., a multi-concept restaurant company; and Bridgewater Systems, a telecommunications software provider. Mr. Monahan holds a Bachelor of Science degree in Mechanical Engineering from Union College and a MBA from Columbia Business School.

Salvatore (Sal) Visca

Mr. Visca joined Absolute as a Director in March 2014 and is currently a member of the Compensation Committee and the Governance and Nominating Committee. Mr. Visca is a resident of Vancouver, British Columbia and his principal occupation is as Chief Technology Officer of Elastic Path Software, a privately held e-commerce software company located in Vancouver, where he has been since January 2011. Prior to Mr. Visca’s time with Elastic Path, he was the Chief Technology Officer from 2005 to 2008 at Business Objects, an enterprise software company specializing in business intelligence. When Business Objects was acquired by SAP in 2007, Mr. Visca transitioned to Chief Technology Officer for the SAP Technology Development Group until 2010. Prior to Business Objects, he held a number of technology leadership positions at Infowave Software and IBM. Mr. Visca served as the Chairman of the Advisory Board of Infowave Software Inc. from 2004 to 2006. Mr. Visca also served as a director of DDS Wireless International Inc. from November 2006 to July 2014, as the Independent director of Terminal City Capital Inc. from May 2008 to August 2010, and as an advisor of INETCO Systems Limited. Mr. Visca graduated with Honours from the University of Western Ontario with a Bachelor of Science in Computer Science.

Gerhard Watzinger

Mr. Watzinger joined Absolute as a Director in December 2014 and is currently the Chair of the Compensation Committee and a member of the Governance and Nominating Committee. Mr. Watzinger, a resident of Naples, Florida, is the Chairman of CrowdStrike, a cloud-based security and endpoint protection company, and a member of the board of directors at Mastech Digital and KnowBe4. Mr. Watzinger previously served as the chief strategy officer and an executive vice president at McAfee, where he was responsible for guiding McAfee’s global business strategy and development. Mr. Watzinger helped accelerate the international expansion of McAfee and directed the company through numerous successful mergers and acquisitions. Mr. Watzinger was also the architect of McAfee’s acquisition by Intel, a $7.7B transaction which is one of the largest deals in the security industry. Mr. Watzinger holds a Bachelor’s degree in Computer Science from the University of Applied Sciences in Munich, Germany.

Christy Wyatt

Ms. Wyatt is Absolute’s President and Chief Executive Officer. Ms. Wyatt, a resident of San Jose, California (see note above), joined Absolute as CEO in November 2018 and became a Director in December 2018. Previously, Ms. Wyatt served as President and CEO of Dtex Systems, a leader in enterprise user intelligence and insider threat detection. Prior to Dtex, Ms. Wyatt was Chair, President, and CEO of Good Technology, which was acquired by Blackberry in 2015. Ms Wyatt has held a variety of executive leadership roles at globally-recognized business and technology brands including Citigroup, Motorola, Palm, Apple, and Sun Microsystems. Ms. Wyatt currently serves as a member of the boards of directors (including committees) of Silicon Labs and Quotient Technology. She has been named one of Inc. Magazine’s Top 50 Women Entrepreneurs of America, Information Security’s CEO of the Year, one of the Fierce Wireless ‘Most Influential Women in Wireless’, one of the Top 50 Women Leaders in SaaS, and most recently one of the five honourees of the Globe and Mail Report on Business’ 2020 CEOs of the Year award (New CEO of the Year). Ms. Wyatt graduated from the College of Geographic Sciences in Nova Scotia, Canada and also holds the NACD Certificate in Cybersecurity Oversight.

Prior Year’s Voting Results

Each of the nominees for election as Director was nominated and elected as a Director at the last annual meeting of shareholders. The voting results for the election of Directors at the Company’s Annual General Meeting held on December 11, 2019 are as follows:

Name	Votes For	Percentage For
Daniel Ryan	17,923,285	81.11%
Lynn Atchison	22,067,939	99.86%
Gregory Monahan	17,857,353	80.81%
Salvatore Visca	17,928,429	81.13%
Gerhard Watzinger	17,354,107	78.53%
Christy Wyatt	22,075,339	99.90%

Absence of Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of our proposed Directors or executive officers has, within the 10 years prior to the date of this Information Circular, been a director, chief executive officer, or chief financial officer of any company (including Absolute) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of our proposed Directors or executive officers or, to the knowledge of the Company, shareholders holding a sufficient number of securities to materially affect control of Absolute has within the 10 years prior to the date of this Information Circular: (i) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of our proposed Directors or executive officers or, to the knowledge of the Company, shareholders holding a sufficient number of securities to materially affect control of Absolute has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Board Committees

The Board currently has an Audit Committee, a Compensation Committee, and a Governance and Nominating Committee. The membership of these committees is reviewed annually. The Board intends to review and reconstitute the membership of each of these committees following the Meeting.

Audit Committee

The Audit Committee is currently comprised of:

•	Lynn Atchison (Chair)

•	Gregory Monahan

•	Daniel Ryan

The primary functions of the Audit Committee are to: (a) meet with the CFO and other senior finance staff of Absolute and its independent auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans; (b) appoint the auditors, subject to shareholder approval; and (c) review and recommend to the Board for approval Absolute’s financial statements and certain other documents required by regulatory authorities.

During Fiscal 2020, all members of the Audit Committee listed above were independent and financially literate (including able to read and understand financial statements) and none of the members was an officer or employee of the Company or any of its subsidiaries.

More detailed Audit Committee disclosure as required under National Instrument 52-110 – Audit Committees (“NI 52-110”) is contained in the Company’s Annual Information Form dated August 10, 2020 (the “AIF”), which is available under the Company’s profile on www.sedar.com.

Compensation Committee

The Compensation Committee is currently comprised of:

•	Gerhard Watzinger (Chair)

•	Daniel Ryan

•	Salvatore Visca

The primary functions of the Compensation Committee are to: (a) consider the terms of employment of the Chief Executive Officer and certain other executive officers; (b) oversee the Company’s general compensation policies; and (c) approve the grant of awards under Absolute’s equity compensation plans.

During Fiscal 2020, all members of the Compensation Committee listed above were independent and none of the members was an officer or employee of the Company or any of its subsidiaries.

Governance and Nominating Committee

The Governance and Nominating Committee is currently comprised of:

•	Gregory Monahan (Chair)

•	Salvatore Visca

•	Gerhard Watzinger

The primary functions of the Governance and Nominating Committee are to: (a) provide a focus on governance that will enhance the Company’s performance; (b) assess and make recommendations regarding the effectiveness of the Board; and (c) establish and lead the process for identifying, recruiting, appointing, and providing ongoing development for the Directors. The Governance and Nominating Committee also has oversight of the Company’s ESG (environmental, social, and governance) initiatives and issues.

During Fiscal 2020, all members of the Governance and Nominating Committee listed above were independent and none of the members was an officer or employee of the Company or any of its subsidiaries.

Strategic Planning

The Board oversees the Company’s strategic planning. At least annually, the Board conducts a focused review of the strategic business plans and strategies proposed by management and approves such plans and strategies with such changes as the Board deems appropriate. The strategic plans and discussions – which take into account, among other things, the opportunities and risks of the business, strategic objectives of the Company, and budgetary considerations – are developed and presented by management to the Board for its approval, and are revisited with the Board periodically throughout the year.

Risk Oversight

The Board oversees the identification of the principal risks of the Company’s business and the implementation of appropriate systems to manage these risks. A Risk Committee, consisting of senior executive officers, maintains a dashboard of the evolving strategic, operational, product, cyber, financial, legal, compliance, personnel, and other risks facing the Company, which includes an explanation of the risk, measurement of the likelihood of occurrence and resulting impact of the risk, and mitigation efforts being undertaken by the Company. This dashboard is presented at least quarterly by management to the Audit Committee and the Board for review and discussion.

APPOINTMENT OF AUDITOR

Deloitte LLP, Chartered Professional Accountants, of 939 Granville Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as Absolute’s external auditor, at the remuneration to be fixed by the Board. Deloitte LLP was first appointed as Absolute’s external auditor by the Company’s shareholders on November 12, 2003.

The remuneration for the auditors is determined by the Board, and the fees paid to the auditors during the last two fiscal years has been disclosed in the “Audit Committee Disclosure” section of the AIF.

OTHER BUSINESS

Management has no knowledge, as at the date hereof, of any business other than that mentioned in the Notice of Meeting, to be presented for action at the Meeting. However, the proxy solicited hereunder confers upon the proxyholder the discretionary right to exercise the powers conferred thereunder upon any other matters and proposals that may properly come before the Meeting.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires reporting issuers to disclose their corporate governance practices. This disclosure is set out in the attached Schedule “A” – Statement of Corporate Governance Practices.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Share Option Plan

Overview

The Company’s 2000 Share Option Plan, as amended (the “Option Plan”) has been established to provide incentives to eligible persons to increase their ownership interest in the Company and thereby encourage their continuing association with the Company. The Option Plan was last approved by the Company’s shareholders on December 13, 2018. The Option Plan is administered by the Board. The Option Plan provides that options (“Options”) exercisable for Common Shares may be issued to officers, employees, and consultants of the Company or a subsidiary of the Company. All Options expire on a date not later than 7 years after the date of grant of such Option.

Number of Common Shares Available for Issuance

The maximum number of Common Shares that may be reserved for issuance under the Option Plan, in combination with all other security-based compensation arrangements of the Company, is 12% of the Company’s issued and outstanding Common Shares. Based on the 49,002,372 Common Shares issued and outstanding as at October 30, 2020, the Company may reserve up to 5,880,284 Common Shares for issuance pursuant to the Option Plan and all other security based compensation arrangements. As at October 30, 2020, the Company had outstanding Options to purchase 741,489 Common shares (representing approximately 1.5% of the issued and outstanding Common Shares as at October 30, 2020). Taking into account the 319,492 Common Shares reserved for issuance pursuant to the ESOP (as defined below) and the 2,850,033 Common Shares reserved for issuance pursuant to Share Units (as defined below) granted under the PRSU Plan (as defined below), 1,969,270 Common Shares, or approximately 4.0% of the Company’s total issued and outstanding Common Shares as at October 30, 2020, are available for issuance pursuant to the Option Plan and all other security-based compensation arrangements of the Company.

As at June 30, 2020, the Company had outstanding Options to purchase 791,171 Common Shares (representing approximately 1.9% of the issued and outstanding Common Shares as at June 30, 2020). Taking into account the 350,000 Common Shares reserved for issuance pursuant to the ESOP and the 2,429,336 Common Shares reserved for issuance pursuant to the PRSU Plan, in each case as at June 30, 2020, 1,533,753 Common Shares, or approximately 3.6% of the Company’s issued and outstanding Common Shares as at June 30, 2020, were available for issuance pursuant to the Option Plan and all other security-based compensation arrangements of the Company as at June 30, 2020.

The number of Common Shares reserved for issuance to any one person under the Option Plan may not exceed 5% of the issued and outstanding Common Shares (2,450,118 Common Shares, based on the number of issued and outstanding Common Shares as at October 30, 2020). In addition, the number of Common Shares (i) that may be issuable under the Option Plan and any other security-based compensation arrangement of the Company at any time, or (ii) issued under the Option Plan and any other security-based compensation arrangement of the Company within any one year period to insiders of the Company may not exceed 10% of the issued and outstanding Common Shares at that time.

Burn Rate

The annual burn rate under the Option Plan, as described in Section 613(d) of the Toronto Stock Exchange (“TSX”) Company Manual, was 2.3% in Fiscal 2018, 0.9% in Fiscal 2019, and 0.0% in Fiscal 2020. The burn rate is calculated by dividing the number of securities granted under the security-based compensation arrangement during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year (the “Burn Rate”). The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period (a weighted average is adequate in many circumstances). The weighted average number of securities outstanding is to be calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

Vesting, Exercise, and Expiry Provisions

The exercise price for each Option is equal to the closing price per share for the Common Shares on the TSX on the last trading day before the date of the grant of the Option. Except for alternate vesting schedules for certain optionees that may be fixed by the Board on a case by case basis, and except for accelerated vesting in certain instances, Options vest after the first, second, third, or fourth year of the term of the Options as to a total number of Common Shares not exceeding 25% of the Common Shares that are the subject of the Options in each such year. For Options issued on or after January 1, 2013, but prior to December 13, 2018, accelerated vesting in respect of a change of control is defined to include, among other things, an accelerated vesting event identified in an employment agreement, the passage of a resolution by the Board determining that an accelerated vesting event has or is deemed to have occurred together with the occurrence of (a) a special resolution of shareholders pursuant to the BCBCA in the event of a take-over bid, (b) the acquisition or continuing ownership by any person or persons acting jointly or in concert of at least 50% of the Common Shares of the Company, or (c) the sale, lease exchange or other disposition of all or substantially all of the Company’s assets or a business combination involving the Company that results in securityholders other than current securityholders of the Company owning shares of the continuing entity entitling them to cast over 50% of the votes attaching to all shares of the continuing entity. For Options issued on or after December 13, 2018, accelerated vesting would occur for an optionee upon the occurrence of: (A) (i) the sale of all or substantially all of the assets of the Company other than to an entity which was an affiliate of the Company prior to the sale; (ii) a reorganization, amalgamation, merger or plan of arrangement with respect to which all or substantially all of the persons who were the beneficial owners of the Common Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement beneficially own, directly or indirectly, less than 50% of the resulting voting shares on a fully-diluted basis; (iii) a formal bid or tender offer for Common Shares being made as a result of which the offeror and its affiliates would, if successful, beneficially own, directly or indirectly, 50% or more of the Common Shares then outstanding; (iv) during any period of two consecutive years, individuals who at the beginning of the period constituted the Board (together with any new directors whose nomination for election was approved by a vote of a majority of the directors of the Company, then still in the office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board, then still in office; (v) any transaction determined by the Board to be substantially similar to the above transactions; (vi) any proposed change of control determined by the Board to be a change of control; or (vii) any change of control event identified in an optionees employment agreement and (B) the employment of an optionee being terminated by the Company without cause or the optionee resigning in circumstances constituting constructive termination, in each case within twelve months following any of the events listed above.

If an Option would otherwise expire during or within 5 business days after the expiration of a black-out period applicable to the optionholder, then such Option expires 10 business days following the expiration of the applicable black-out period.

Termination, Retirement and Other Cessation of Employment

Options terminate upon the happening of certain events. For optionholders who are Directors, their Options terminate upon their ceasing to be a Director. For officers and employees, their Options terminate on the last day such officer or employee worked for the Company, except in limited circumstances. The exceptions to these termination events include, (a) the cases of death, retirement or total disability of the optionholder, in which cases an additional one year, 3 years or 3 years, respectively, are allowed for the exercise of the Options in question, and (b) in the event the optionholder is terminated other than for cause, the optionholder may exercise the Options in question for up to 30 days following termination. Notwithstanding the foregoing, for all Options granted following the December 13, 2018 amendment of the Option Plan, upon the death or disability of an optionee, all Options will vest immediately prior to the optionee’s death or disability and become exercisable by the personal representatives of the optionee for 6 months following such death or disability.

Except for cases involving assignment to a personal representative in the case of death, an Option may be exercised only by the optionholder to whom it is granted and is not assignable.

Amendment Provisions

Shareholder approval is required for any amendment or modification to the Option Plan that does any of the following:

•	increases the aggregate number of Common Shares reserved under the Option Plan;

•	extends the option period of Options granted to insiders pursuant to the Option Plan;

•	reduces the exercise price of Options granted to insiders pursuant to the Option Plan;

•	removes or exceeds the insider participation limit set out in the Option Plan;

•	removes the non-transferability limits set out in the Option Plan, or permits the transfer or assignment of Options other than by will or the laws of descent and distribution;

•	amends the amending provisions set out in the Option Plan;

•	extends the option period of Options granted to any participant in the Option Plan;

•	reduces the exercise price of Options granted to any participant in the Option Plan;

•	cancels and reissues any Option; or

•	expands the categories of eligible optionees to broaden or increase insider participation.

Except for the above-noted matters, the Board retains the power without further shareholder approval to approve all other changes to the Option Plan. Such amendments may include the following:

•

changes to the terms and conditions of the Option Plan necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including, without limitation, the rules of the TSX or any other stock exchange on which the Common Shares are then listed or reported, or by any regulatory body having jurisdiction with respect thereto;

•

the addition of a cashless exercise feature, payable in cash or securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Option Plan reserve;

•	a change to the termination provisions of a security or the Option Plan which does not entail an extension beyond the original expiry date;

•	changes to the provisions of the Option Plan respecting the administration of the Option Plan and eligibility for participation under the Option Plan;

•

changes to the provisions of the Option Plan respecting the terms and conditions on which Options may be granted, including the provisions relating to the subscription price, the option period, and the vesting schedule;

•	the addition of any form of financial assistance to participants for the acquisition of Common Shares, and the subsequent amendment of any such provision which is more favourable to participants;

•	changes of a “housekeeping nature”;

•	any amendments necessary to suspend or terminate the Option Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including the policies of the TSX).

Performance and Restricted Share Unit Plan

Overview

The Performance and Restricted Share Unit Plan, as amended (the “PRSU Plan”) was last approved by the Company’s shareholders on December 13, 2018. Pursuant to the PRSU Plan, the Board may, from time to time, determine those eligible employees and officers of the Company who will receive a grant of Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”, and together with RSUs, “Share Units”). The purposes of the PRSU Plan are to: (i) support the achievement of the Company’s performance objectives; (ii) ensure that interests of key persons are aligned with the success of the Company; (iii) provide compensation opportunities to attract, retain and motivate key employees and officers critical to the long-term success of the Company; and (iv) provide compensation incentives that do not promote excessive risk-taking by the Company’s key employees.

Subject to the Compensation Committee of the Board reporting to the Board on all matters relating to the PRSU Plan and obtaining approval of the Board for those matters required by the Compensation Committee’s mandate, the PRSU Plan is administered by the Compensation Committee, which has the sole and absolute discretion to recommend to the Board the employees and officers of the Company to whom grants of Share Units should be made and the number of Share Units to be granted; to interpret and administer the PRSU Plan; to establish conditions to the vesting of Share Units; to set, waive, and amend performance targets; and to make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the PRSU Plan. Any decision of the Compensation Committee with respect to the administration and interpretation of the PRSU Plan will be conclusive and binding on the participants.

Awards

The Compensation Committee may award Share Units to any employee or officer (a “Participant”), subject to Board approval, and a Participant may elect to defer compensation to be received under the Company’s annual incentive (bonus) program by electing to receive such compensation in the form of RSUs by delivering to the Company an election notice not later than December 31 of the year preceding the first date of any period of services over which any compensation to be received under the annual incentive program would be earned. A Participant who makes such an election will be awarded the number of RSUs determined by dividing the dollar amount of the incentive compensation to be deferred by the FMV (as defined below) as at the award date.

Each Share Unit granted to a Participant under the PRSU Plan will be credited to the Participant’s Share Unit account. From time to time, a Participant’s Share Unit account will be credited with dividend Share Units in the form of additional RSUs (“Dividend RSUs”) or additional PSUs (“Dividend PSUs”, together with Dividend RSUs, “Dividend Share Units”), as applicable, in respect of outstanding RSUs or PSUs, as applicable, on each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Such Dividend Share Units will be computed as the amount of the dividend declared and paid per Common Share multiplied by the number of Share Units recorded in the Participant’s Share Unit account on the date for the payment of such dividend, divided by the FMV as at the dividend payment date. Dividend Share Units are not paid out until the underlying vested Share Unit is paid out.

“FMV” for these purposes means the volume weighted average trading price of the Common Shares on the principal stock exchange on which the Common Shares are traded for the 5 trading days immediately preceding the applicable day (calculated as the total value of Common Shares traded over the 5 day period divided by the total number of Common Shares traded over the 5 day period on that exchange).

Participants may elect at any time to redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date. A Participant who does not elect an early redemption date as specified under the PRSU Plan will have vested Share Units redeemed on their expiry date. The expiry date for Share Units will be determined by the Compensation Committee for each applicable grant.

The Company will redeem each Share Unit elected to be redeemed by a Participant on the applicable redemption date by:

•

issuing to the Participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering (A) such number of Common Shares; less (B) the number of Common Shares with a FMV equal to the amount of all income taxes and statutory amounts required to be withheld (“Applicable Withholdings”); or

•

at the election of the Participant and subject to the consent of the Company, paying the Participant an amount in cash equal to: (A) the number of vested Share Units elected to be redeemed multiplied by (B) the FMV minus (C) Applicable Withholdings; or

•	at the election of the Participant, a combination of Common Shares and, subject to the consent of the Company, cash, less Applicable Withholdings.

Rights respecting Share Units and Dividend Share Units are not transferable or assignable other than by will or the laws of descent and distribution. No financial assistance will be provided by the Company to any Participant in connection with any award of Share Units.

Vesting Provisions

Each RSU will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. Typically, employee and executive RSU grants will vest 1/3 per year over three years on the applicable anniversary of the grant date.

Each PSU will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. The number of PSUs which will vest on a vesting date will be the number of PSUs and Dividend PSUs scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out and defined in the relevant grant agreement. The adjustment factor will be determined based on achievement of the applicable performance criteria set out in the applicable grant agreement. For PSUs granted after December 13, 2018, the adjustment factor of any such PSU is capped at 200% (or a multiple of 2).

Number of Common Shares Available for Issuance

The aggregate number of Common Shares that may be reserved for issuance under the PRSU Plan, in combination with all other security-based compensation arrangements of the Company is 12% of the Company’s issued and outstanding Common Shares. Based on the 49,002,372 Common Shares issued and outstanding as at October 30, 2020, the Company may reserve up to 5,880,284 Common Shares for issuance pursuant to the PRSU Plan and all other security-based compensation arrangements. As at October 30, 2020, the Company had outstanding Share Units to purchase 2,850,033 Common Shares (representing approximately 5.8% of the issued and outstanding Common Shares as at October 30, 2020). Taking into account the 319,492 Common Shares reserved for issuance pursuant to the ESOP and the 741,489 Common Shares reserved for issuance pursuant to the Option Plan, 1,969,270 Common Shares, or approximately 4.0% of the issued and outstanding Common Shares as at October 30, 2020, are available for issuance pursuant to the PRSU Plan and all other security-based compensation arrangements of the Company.

The annual Burn Rate under the PRSU Plan was 2.2% in Fiscal 2018, 3.4% in Fiscal 2019, and 4.1% in Fiscal 2020. The higher annual Burn Rates under the PRSU Plan in Fiscal 2019 and Fiscal 2020 were largely attributable to higher value inception grants made to newly-hired officers in connection with the Company’s leadership transition.

As at June 30, 2020, the Company had outstanding Share Units to purchase 2,429,336 Common Shares (representing approximately 5.7% of the issued and outstanding Common Shares as at June 30, 2020). Taking into account the 350,000 Common Shares that were reserved for issuance pursuant to the ESOP and the 791,171 Common Shares that were reserved for issuance pursuant to the Option Plan, in each case as at June 30, 2020, 1,533,753 Common Shares, or approximately 3.6% of the Company’s issued and outstanding Common Shares as at June 30, 2020, were available to be reserved for issuance pursuant to the PRSU Plan and all other security-based compensation arrangements as at June 30, 2020.

Under the PRSU Plan, Common Shares reserved for issuance pursuant to Share Units that are surrendered, terminated, or are cancelled without having been redeemed will again be available for issuance under the PRSU Plan and Common Shares underlying Share Units that are redeemed for cash, Common Shares, or a combination of cash and Common Shares will again be available for issuance under the PRSU Plan.

Pursuant to the terms of the PRSU Plan: (i) the number of Common Shares reserved for issuance pursuant to the PRSU Plan and any other security-based compensation arrangement of the Company to any one person will not exceed 5% of the issued and outstanding Common Shares; (ii) the aggregate number of Common Shares issued to insiders of the Company under the PRSU Plan and under any other security-based compensation arrangement of the Company will not exceed 10% of the issued and outstanding Common Shares within a 12-month period; and (iii) the aggregate number of Common Shares issued to insiders of the Company, or issuable to insiders of the Company at any time, under the PRSU Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Common Shares.

Termination, Retirement and Other Cessation of Employment

In the event that a Participant’s employment is terminated due to resignation by the Participant or by the Company for just cause, the Participant will forfeit all rights, title and interest with respect to Share Units and the related Dividend Share Units which are not vested at the Participant’s termination date. All vested Share Units will be redeemed as at the Participant’s termination date. Notwithstanding the foregoing, for all Share Units granted following the December 13, 2018 amendment of the PRSU Plan, in the case of termination by the Company for cause, all Share Units, whether vested or unvested, and the related Dividend Share Units, will be cancelled as at the Participant’s termination date.

For all PSUs granted prior to the December 13, 2018 amendment of the PRSU Plan, in the event a Participant’s employment is terminated by the Company without cause, a pro-rata portion of the Participant’s unvested PSUs and related Dividend PSUs will vest immediately prior to the Participant’s termination date, based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period and using an Adjustment Factor of one. Similarly, for all RSUs granted prior to the December 13, 2018 amendment of the PRSU Plan, if the Participant’s employment is terminated by the Company without cause, a pro-rata portion of the Participant’s unvested RSUs and related Dividend RSUs will vest immediately prior to the Participant’s termination date, based on the number of months from the first day of the grant term to the termination date divided by the number of months in the grant term. For all Share Units granted following the December 13, 2018 amendment of the PRSU Plan, in the case of a termination of a Participant without cause, all of the Participant’s unvested Share Units and related Dividend Share Units will be cancelled as at the Participant’s termination date. For all Share Units, in the event a Participant’s employment is terminated by the Company without cause, all vested Share Units will be redeemed as at the Participant’s termination date.

In the event a Participant’s employment is terminated by the death or disability of the Participant or the Participant ceases to be employed due to retirement, all of the Participant’s PSUs and RSUs and related Dividend PSUs and Dividend RSUs, as applicable, will vest immediately prior to the date of such event, and for purposes of PSUs using an Adjustment Factor of one, and will be redeemed as at that date, and all vested Share Units will be redeemed as at the Participant’s termination date. Notwithstanding the foregoing, for all Share Units granted following the December 13, 2018 amendment of the PRSU Plan, in the case of the retirement of a Participant, the Participant will forfeit all rights, title, and interest with respect to unvested Share Units, and the related Dividend Share Units.

In the event that employment of a Participant is terminated by the Company without just cause or if the Participant resigns in circumstances constituting constructive termination, in each case, within 12 months following a Change of Control (as such term is defined under the PRSU Plan) which includes, among other things the acquisition of 50% or more of the Common Shares, sale of all or substantially all of the assets of the Company, or a significant change in the Directors of the Company, all of the Participant’s Share Units and related Dividend Share Units as applicable will vest immediately prior to the Participant’s termination date (for purposes of PSUs, using an Adjustment Factor of one) and will be redeemed as at that date.

Amendment, Suspension or Termination

The Board may amend, suspend or terminate the PRSU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make any amendments to the PRSU Plan without seeking shareholder approval and the Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the PRSU Plan and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable. However, shareholder approval (by a majority of votes cast) will be required for:

•

amendments to the percentage of Common Shares issuable under the PRSU Plan, including an increase to the fixed maximum percentage of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number;

•	amendments expanding the categories of Participants which would have the potential of broadening or increasing insider participation;

•	amendments extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;

•	amendments that add any other provision which results in participants receiving Common Shares while no cash consideration is received by the Company;

•	amendments which would permit the rights respecting Share Units or Dividend Share Units to be transferred or assigned other than by will or the laws of descent and distribution;

•	amendments to the amending provisions of the PRSU Plan; and

•	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

The Board may, from time to time, in its absolute discretion and without the approval of shareholders, make the following amendments to the PRSU Plan or any Share Unit:

•

any amendment to the vesting provisions applicable to a Share Unit, including to accelerate, conditionally or otherwise, on such terms as it sees fit, the vesting date of a Share Unit, provided that with respect to any Participant who is a United States citizen or United States resident alien, the acceleration will not accelerate the redemption date applicable to the Share Unit;

•

any amendment to the PRSU Plan or a Share Unit, as necessary, to comply with applicable law or the requirements of the applicable stock exchange or any other regulatory body having authority over the Company, the PRSU Plan or the shareholders;

•	any amendment to permit the conditional redemption of any Share Unit;

•

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the PRSU Plan, correct or supplement any provision of the PRSU Plan that is inconsistent with any other provisions of the PRSU Plan, correct any grammatical or typographical errors or amend the definitions in the PRSU Plan regarding administration of the PRSU Plan;

•	any amendment respecting the administration of the PRSU Plan; or

•

any other amendment that does not require the approval of the shareholders, including, for greater certainty, an amendment in connection with a change of control of the Company to assist the Participants to tender the underlying Common Shares to, or participate in, the actual or potential event or to obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, on such terms as it sees fit, the Share Units not redeemed prior to the successful completion of the event.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification. No new awards of Share Units may be made under the PRSU Plan after December 16, 2025, being the tenth anniversary of the PRSU Plan’s effective date.

Employee Share Ownership Plan

The Company’s current employee share ownership plan (the “ESOP”), approved by the Company’s shareholders in December 2019 to be effective January 1, 2020, was established to provide an incentive to qualified employees to build a proprietary interest in the Company and thereby encourage their continuing association with the Company. The ESOP replaced the Company’s former employee share ownership plan which lapsed on December 31, 2019 (the “Previous ESOP”). No additional Common Shares remain issuable under the Previous ESOP.

The ESOP is administered by the Directors of the Company. The ESOP provides for the issuance of Common Shares to employees of the Company or a subsidiary of the Company pursuant to its terms. The Company’s shareholders approved the issuance of a maximum of 350,000 Common Shares under the ESOP, which represents approximately 0.7% of the Company’s issued and outstanding shares as at October 30, 2020. As at October 30, 2020, 30,508 Common Shares have been issued and 319,492 Common Shares remain available for issue under the ESOP, constituting approximately 0.1% and 0.6%, respectively, of the issued and outstanding Common Shares as at that date. As at June 30, 2020, nil Common Shares had been issued and 350,000 Common Shares were available for issue under the ESOP, constituting approximately 0.0% and 6.9%, respectively, of the issued and outstanding Common Shares as at June 30, 2020.

The annual Burn Rate under the Previous ESOP was 0.3% in Fiscal 2018, 0.2% in Fiscal 2019, and 0.2% in Fiscal 2020. As no Common Shares were issued pursuant to the new ESOP up to June 30, 2020, the annual Burn Rate under the ESOP for Fiscal 2020 was 0%.

The number of Common Shares that may be issued under the ESOP and any other security-based compensation arrangement to insiders of the Company may not exceed 10% of the issued and outstanding Common Shares at that time. With respect to insiders (or their associates), within a one year period, the number of Common Shares that may be issued under the ESOP and any other security-based compensation arrangement to such insiders may not exceed 10% of the issued and outstanding Common Shares at that time. The purchase price of Common Shares under the ESOP is 85% of the lower of the closing Common Share price on the first and last day of the offering period, and therefore can result in a purchase price that is below the market price of the Common Shares. The ESOP has an annual purchase limit of CAD$15,000 for each eligible employee.

An employee may withdraw from the ESOP by delivering written notice to the Company on or before the 10th business day prior to the end of the offering period. Upon termination of employment with the Company for any reason (including involuntary with or without cause, resignation, retirement or death), under the terms of the ESOP, an employee will be deemed to have withdrawn from participation in the purchase of Common Shares under the ESOP, effective as of the last date of their employment. Upon receipt of a notice of withdrawal or termination, as described above, the Company will, within 10 business days, return all of the employee’s contributions which are being held at such time by the Company.

If an employee’s payroll deductions are interrupted by any garnishment or other legal process, the employee will be deemed to have elected to withdraw from the ESOP. An employee’s participation in the ESOP will continue during a sick leave or other bona fide leave of absence for up to three months or for so long as the employee’s right to re-employment is guaranteed, either by statute or contract, if longer than three months, unless the employee elects to withdraw from participation in the ESOP.

An employee’s rights under the ESOP may not be pledged, assigned, encumbered or otherwise transferred for any reason other than by will or the laws of descent and distribution.

The Compensation Committee may, insofar as permitted by law and subject to any required approval of any stock exchange on which the Common Shares are then listed or quoted, the administrator under the Employee Investment Act (British Columbia) and a majority of employee shareholders, amend, modify, revise or otherwise change the terms of the ESOP, in whole or in part, provided that no amendment or revision may use or divert any employee contributions for purposes other than for the purchase of Common Shares pursuant to the ESOP. Such amendments may include:

•

amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error or omission or to correct or supplement any provision of the ESOP that is inconsistent with any other provision;

•	amendments necessary to comply with the provisions of applicable law;

•	amendments respecting the administration of the ESOP, including changing the process by which an employee may participate in the ESOP; and

•	amendments to introduce vesting or retention periods in respect of Common Shares purchased pursuant to the ESOP.

However, shareholder approval will be required for:

•	any amendment to increase the number of Common Shares reserved for issuance under the ESOP or the maximum amount of Common Shares available for issuance pursuant to the ESOP;

•	any amendment to the definition of “Eligible Employee”, “Purchase Price”, and “Shares;

•	any amendment to remove, exceed or increase the limits on insider participation in the ESOP;

•	any amendment to introduce Company matching of employee contributions;

•	any amendment to the restrictions on the transferability of participating employee’s rights under the ESOP; and

•	any amendments to the amendment provisions under the ESOP.

Deferred Share Unit Plan

The Company adopted a deferred share unit plan (the “DSU Plan”) effective January 1, 2016. Pursuant to the DSU Plan, non-employee Directors may receive grants of deferred share units (“DSUs”) and are entitled to elect to receive DSUs in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of 5 trading days preceding the date of grant. Although DSUs will typically vest in the calendar year of grant, they are not payable by the Company until the non-employee Director ceases to be a member of the Board. After a Director leaves the Board, their DSUs will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. The Company may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible Director in DSUs granted prior to the date of amendment without the consent of the Director.

Equity Compensation Plan Information as at June 30, 2020

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company were authorized for issuance as at the end of Fiscal 2020 (June 30, 2020).

Plan Category	Number of securities to be issued under equity compensation plans(1) (a)	Weighted-average exercise price of outstanding options (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders
Option Plan	791,171	CAD$	7.87	1,533,753
PRSU Plan	2,429,336		N/A	1,533,753
ESOP	Nil		N/A	350,000

Total	3,220,507	CAD$	7.87	1,533,753	(2)

Notes:

1)	Except as set out herein, Absolute does not have any Common Share purchase arrangements or other rights to purchase Common Shares outstanding.
2)	This figure is based on the 12% limit for all equity-based compensation plans of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

In this Information Circular, Named Executive Officer (“NEO”) means each of the following individuals:

a)	the Company’s Chief Executive Officer (“CEO”);

b)	the Company’s Chief Financial Officer (“CFO”);

c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of Fiscal 2020 whose total compensation was, individually, more than CAD$150,000 for Fiscal 2020; and

d)	each individual who would be an NEO under (c) above, but for the fact that they were neither an executive officer of the Company, nor serving in a similar capacity, at the end of Fiscal 2020.

Based on the foregoing, the Company’s NEOs for Fiscal 2020 were:

•	Christy Wyatt, President and Chief Executive Officer;

•	Leigh Ramsden, Interim CFO from January 1, 2020;

•	Errol Olsen, CFO until December 31, 2019;

•	Sean Maxwell, Chief Commercial Officer;

•	Ameer Karim, Executive Vice President, Product Management from October 28, 2019; and

•	William Morris, Executive Vice President, Product Development from October 22, 2019.

Compensation Discussion and Analysis

This section of this Information Circular includes certain terms or performance measures that are not defined under International Financial Reporting Standards (“IFRS”), such as total annual recurring revenue (“ARR”) and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain parties use this information to evaluate the Company’s performance, and as a result, uses certain of these measures to evaluate the performance of its employees and executives. For a description of the methodology used to calculate these non-IFRS measures, see the section entitled “Non-IFRS Measures” in the Company’s latest management’s discussion and analysis. These measures provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should read these non-IFRS measures in conjunction with the financial statements.

Compensation Committee

The Compensation Committee is currently composed of Gerhard Watzinger, Daniel Ryan, and Salvatore Visca, all of whom are independent Directors and have prior management experience determining compensation plans and levels in other organizations. See “Election of Directors” above for a description of their relevant experience. The Compensation Committee has adopted a Charter which outlines the roles, responsibilities, and purposes of the Compensation Committee, and which can be accessed on Absolute’s website. The purposes and responsibilities of the Compensation Committee with respect to compensation matters are to determine the Company’s compensation philosophy, oversee the development and implementation of executive and Director compensation programs, and review and recommend to the Board any required modifications to the program.

The Objectives

Compensation of the Company’s executives has three primary objectives: (i) provide market-competitive compensation to attract and retain executives with the management skills required to execute on the Company’s objectives; (ii) reward executive team members for their contribution to the overall success of the Company and for achievement of planned business objectives in their own area of responsibility, while also encouraging teamwork and the building of a high performing organization; and (iii) align the longer-term interests of the Company’s executives with the investment objectives of the Company’s shareholders through meaningful share ownership programs. In order to meet these objectives, the Compensation Committee considers many factors which influence the overall level of executive compensation.

Elements of Compensation

The Company’s executive compensation program is comprised primarily of the following elements:

•	base salary;

•	compensation under the Company’s short-term incentive plans, which include an annual variable pay plan and/or sales commissions, depending on the nature of the particular executive’s position;

•	participation in the Option Plan (described above under “Securities Authorized Under Equity Compensation Plans – Share Option Plan”);

•	participation in the PRSU Plan (described above under “Securities Authorized Under Equity Compensation Plans – Performance and Restricted Share Unit Plan”);

•	participation in the ESOP (described above under “Securities Authorized Under Equity Compensation Plans – Employee Share Ownership Plan”); and

•	other perquisites and benefits.

The Compensation Committee regularly reviews the various elements of the Company’s compensation program to ensure that each element is aligned with both the goals of the Company and the relevant executive officer. The compensation program is designed to achieve the Company’s compensation objectives through:

•

Benchmarking: The Compensation Committee regularly benchmarks the Company’s executive compensation with a broad peer group of Canadian and U.S. companies with particular emphasis on the software and information security sectors. This comparison helps ensure that the Company’s executive compensation and benefits package is competitive with the prevailing market. The Company generally aims to compensate its executives between the 50th and 75th percentiles of the peer companies. To ensure that the survey includes the most appropriate companies, the Compensation Committee considers companies of a relatively similar revenue size and market capitalization, that have a global focus, and that compete with the Company for executives of similar talent and experience, and periodically updates this peer group. In Fiscal 2020, the Compensation Committee considered the benchmarking study performed in Fiscal 2019 and a number of other factors, including information gathered from a third party compensation survey, when determining NEO compensation changes for Fiscal 2020. See below under “Independent Compensation Consultants”.

•

Providing Fixed and Variable Compensation: The Company provides a mix of fixed and variable compensation designed to attract, retain, and motivate top performing executives, and the Company also appropriately links compensation levels with the achievement of relevant Company financial and strategic goals. The Company’s fixed compensation includes salary and certain perquisites and benefits. The Company’s variable compensation includes participation in the Option Plan, the PRSU Plan, the ESOP, and compensation under short-term incentive plans.

•

Providing a Mix of Equity and Cash Incentives: The Company provides a mix of equity compensation, through participation in the Option Plan, the PRSU Plan, and the ESOP, and variable (bonus) pay cash incentives designed to motivate executive officers to focus on achieving performance results that lead to sustainable long-term shareholder returns.

Independent Compensation Consultants

Under its Charter, the Compensation Committee has the authority to select and set the compensation for external compensation consultants or advisors. In Fiscal 2020, the Compensation Committee engaged Willis Towers Watson (“WTW”) as an independent compensation consultant to assist the Compensation Committee in determining executive compensation for Fiscal 2020. In Fiscal 2020, the Compensation Committee also engaged Meridian Compensation Partners (“Meridian”) for more limited services.

WTW was engaged by the Company as an independent compensation consultant in Fiscal 2020. Prior to Fiscal 2020, the Company generally engaged Meridian as its principal external compensation consultant, as disclosed in the Company’s previously published Statements of Executive Compensation. Meridian was originally engaged by the Company as an independent compensation consultant in the 2016 fiscal year. In July 2020, WTW was again retained as an independent compensation consultant to assist the Compensation Committee in determining executive compensation for the 2021 fiscal year. Full details of these services will be disclosed in the Company’s 2021 Statement of Executive Compensation. Neither WTW nor Meridian has provided any other services to the Company, or to its affiliated or subsidiary entities, or to any of its Directors or members of management, other than or in addition to compensation services provided to the Compensation Committee for the Company’s Directors and/or executive officers.

In Fiscal 2020, the services provided by WTW primarily related to the completion and delivery to the Compensation Committee of an assessment report on the Company’s executive compensation programs, which included (i) an updated benchmarking assessment against an updated group of peer companies, and (ii) observations and recommendations regarding the programs’ design relative to the market and the Company’s objectives. In Fiscal 2020, WTW’s services also included (a) the completion and delivery to the Compensation Committee of an assessment report on the competitiveness of the Company’s non-employee Director compensation program, and (b) the review of, and delivery to the Compensation Committee of a report on, the Company’s executive officer and Director stock ownership policy (see below under “Executive Officer and Director Share Ownership Policy”).

As noted, WTW’s mandate in Fiscal 2020 included a fresh benchmarking survey for the executive officers and the establishment of a new group of peer companies. The peer group emphasized companies of a similar size to the Company (based on revenue and market capitalization) and in the software and information security sectors. This list comprised a total of 20 peer group companies, with 6 Canada-based and 14 U.S.-based companies. The principal components of the benchmarking were base salary, short-term incentive programs, and long-term incentive programs. Total compensation for each selected executive officer was compared to the 25th, 50th, and 75th percentile of the appropriate range, based on the compiled list of Canada and U.S. based companies, and recommendations were then made for consideration of the Compensation Committee.

The companies included in the peer group in Fiscal 2020 were:

• Appian Corporation • Brightcove, Inc. • Carbon Black, Inc. • eGain Corporation • Kinaxis Inc. • Lightspeed POS Inc. • MAM Software Group, Inc. • MobileIron, Inc. • OneSpan Inc. • Optiva Inc.

•  Rapid7, Inc.

•  SailPoint Technologies Holdings, Inc.

•  Shareworks by Morgan Stanley

•  ShotSpotter, Inc.

•  Smart Employee Benefits Inc.

•  Talend S.A

•  Tecsys Inc.

•  Varonis Systems, Inc.

•  Zix Corporation

•  Zscaler, Inc.

Executive Compensation Related Fees

The aggregate fees billed by WTW, or any of its affiliates, for services related to determining compensation for any of the Company’s Directors and executive officers were CAD$98,588 in Fiscal 2020 and nil in Fiscal 2019.

The aggregate fees billed by Meridian, or any of its affiliates, for services related to determining compensation for any of the Company’s Directors and executive officers were nil in Fiscal 2020 and CAD$24,460 in Fiscal 2019.

All Other Fees

The aggregate fees billed by WTW, or any of its affiliates, for all other services provided were $7,140 in Fiscal 2020 and nil in Fiscal 2019. The nature of the other services provided by WTW in Fiscal 2020 included: development of equity compensation programs; assistance with development of equity compensation policies and share ownership guidelines; and general advisory services on design of overall compensation plans for the executive officers.

The aggregate fees billed by Meridian, or any of its affiliates, for all other services provided were CAD$10,790 in Fiscal 2020 and nil in Fiscal 2019. The nature of the other services provided by Meridian in Fiscal 2020 included: advising on the payout calculations for vested PSUs that were originally granted during the periods Meridian was the Company’s primary external compensation consultant; and providing complementary advice on new PSU design considerations.

Recommendations of the Compensation Committee and Management

In general the Compensation Committee and senior management (as applicable) use information gathered from the independent consultants, third-party compensation surveys, and their own assessment of performance to develop pay strategies and programs and recommendations for the executive officers. In Fiscal 2020, the Compensation Committee considered the benchmarking study performed by WTW as well as a number of other factors, including information gathered from a third party compensation survey, when determining compensation changes for Fiscal 2020. The Compensation Committee has principal oversight and final approval authority for the CEO’s, CFO’s, and certain other senior executive officers’ compensation. The CEO and other executive officers (as applicable) determine the compensation for the other executive officers who report directly to them, with certain oversight by the Compensation Committee.

The Determination of Each Element

When determining compensation programs and policies and individual compensation levels for the executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include: (i) the Company’s overall financial and operating performance; (ii) industry comparables, as noted above under “Independent Compensation Consultants”; (iii) information from relevant third party compensation surveys; and (iv) senior management’s (as applicable), the Compensation Committee’s, and the Board’s overall assessment of each relevant executive’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, and length of service.

The amount for each element of compensation is determined as follows:

•

Base Salary: Base salary is provided as a fixed source of compensation for the Company’s executive officers. Base salaries for executive officers are established based on the scope of their responsibilities, competencies, and their prior relevant experience, taking into account compensation paid in the market for similar positions and the market demand for such executive officers. An executive officer’s base salary is determined by taking into consideration the executive officer’s total compensation package and the Company’s overall compensation philosophy. Adjustments to base salaries are determined annually and may be increased based on factors such as the executive officer’s success in meeting or exceeding individual objectives and an assessment of the competitiveness of the then-current compensation. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

•

Short-term Incentive Plan (Variable/Bonus Pay): The executive officers are entitled to annual cash-based variable bonus payments, designed to motivate executive officers to meet the Company’s business and financial objectives generally and annual financial performance targets in particular, subject to some adjustment for personal performance in the discretion of the Compensation Committee. The executives’ variable pay opportunity under the short-term incentive plan is typically expressed as a percentage of their base salary, and this percentage is set relative to their job level. The executive officer variable pay plan and the related performance targets are reviewed and approved by the Compensation Committee annually. For Fiscal 2020, the performance targets for variable pay were aligned across the Company, meaning that employees eligible to participate in the Company’s annual corporate bonus program and the executive officers were all focused on the same targets. The performance targets were established by the Compensation Committee and are aligned with those which the Compensation Committee believes will enhance future shareholder value. For Fiscal 2020, the variable pay performance targets are based on the achievement of (i) customer renewals, (ii) new ARR, and (iii) Adjusted EBITDA (with each element weighted evenly). For the executive officers, the variable pay opportunity will fluctuate depending on performance against the respective targets, including 50% for threshold achievement and 150% at the maximum. From time to time, the Compensation Committee may change the variable pay plan performance targets in order to provide continued incentive to the executive officers throughout the year, if it becomes clear that the targets as originally outlined are unachievable. In general, the achievement of annual performance targets by the Company triggers the creation of the pool of funds available for variable pay to employees who are not executive officers or commissioned employees.

•

Sales Commissions: The Chief Commercial Officer, in his sales leadership role, benefits from variable compensation in the form of sales commissions. Sales quotas are set based on senior management recommendations, taking into account current market trends and the overall annual budget approved by the Board, and are subject to approval by the CEO. In Fiscal 2020, sales quotas were set semi-annually, with quarterly benchmarks. Due to their nature, sales commissions are generally earned on a pro-rata basis, based on performance. Any sales commission opportunity for a NEO is approved by the Compensation Committee.

•

Long-term Incentive Plan (Equity Ownership): The executive officers benefit from long-term improved performance by the Company through their participation in the Option Plan, the PSRU Plan, and the ESOP. The Compensation Committee may from time to time recommend the grant of Options, PSUs, and/or RSUs to the Company’s executive officers. All grants of Options, PSUs, and RSUs are reviewed and approved by the Compensation Committee and the Board. Grants of Options, PSUs, and RSUs are intended to emphasize the executive officers’ commitment to the Company’s growth and the enhancement of shareholder value and to reward executive officers for the Company’s performance through appreciation in equity values. Equity grants are a key component of the executive compensation package and contribute to the Company’s ability to attract and retain qualified executives. Typically, Options, PSUs, and/or RSUs are granted on initial hire, upon promotion, and via an annual grant to certain employees, including executive officers. The value of the annual equity grant to an executive officer is based on a percentage (depending on job level and based on benchmark data) of the individual’s base salary, and in Fiscal 2020 was split evenly between RSUs and PSUs.

•	No Options were granted to the executive officers in Fiscal 2020.

•	All RSU awards made to the executive officers in Fiscal 2020 vest one-third per year on the applicable anniversary of the grant date.

•

All PSU awards made to the executive officers in Fiscal 2020 have a 3 year performance period. The performance criteria and adjustment factor for all PSUs grants to the executive officers in Fiscal 2020 is based on a combination of the Company’s (i) revenue growth over the performance period, and (ii) EBITDA percentage for the last year of the performance period. The adjustment factors for these PSU grants are set at 0%, 50% (threshold), 100% (target) and 200% (maximum), and the adjustment factor for performance between the respective performance targets is interpolated on a straight line basis.

•

Perquisites and Benefits: The Compensation Committee also determines industry standard perquisite and benefits programs for the executive officers, with some variation between individuals based on location of residence and requirements of the role.

The Company believes that disclosure of the specific targets under the programs/policies referred to under “Short-term Incentive Plan (Variable/Bonus Pay)”, “Sales Commissions”, and “Long-term Incentive Plan (Equity Ownership)” above would be seriously prejudicial to its interests, as disclosure of these targets would reveal details that could undermine the chosen target criteria and the rationale for choosing such criteria. The Company believes these targets are sufficiently and appropriately challenging to reach, while still being achievable. The achievement of targeted objectives, which are established in consideration of the Company’s projections for each fiscal year, is based on, among other things, the Company’s financial performance. Thus, various economic factors beyond the Company’s control, including the Company’s market outlook and the global economic environment, may influence the achievement of the Company’s results.

Compensation Risk

Both the Compensation Committee and the Board regularly consider the risks associated with the Company’s compensation policies and practices. The role of the Board includes assessing and reviewing the principal risks of all aspects of the Company’s business, and ensuring proper structures are in place to manage those risks. The role of the Compensation Committee includes developing appropriate terms of employment for certain executive officers and general compensation policy to appropriately balance risks and incentives.

The Company monitors industry standards for compensation practices to identify emerging areas of potential risk or inappropriate incentives. When setting compensation levels, the Company seeks an appropriate balance of base pay, variable pay opportunities, and equity ownership vehicles to balance the short-term and long-term interests of the Company by tying compensation to the achievement of the business and financial objectives of the Company, while also ensuring that the senior management of the Company has sufficient equity exposure to align their interests with the interests of the Company’s shareholders. The Company believes that the compensation policies it has established reflect an appropriate mixture of guaranteed compensation, variable pay opportunities, and risk mitigation. The Company believes that senior management collectively owns a sufficient number of Common Shares to discourage the taking of inappropriate risks by senior management.

The Directors and executive officers are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Common Shares or other equity securities of the Company that were granted to them by the Company as compensation, or that are otherwise held (directly or indirectly) by them.

NEO Compensation Paid in Fiscal 2020 – Base Salaries

Base salaries for the NEOs are reviewed by the Compensation Committee at the outset of employment, at the time of any significant change in the role, and typically annually. The following changes were made to the base salaries of the NEOs in Fiscal 2020:

•

Effective September 1, 2019, in connection with the annual executive compensation review, Mr. Ramsden’s base salary was increased to CAD$220,629. Mr. Ramsden was appointed Interim CFO effective January 1, 2020 and his annual base salary was increased at that time to CAD$260,000.

•	Mr. Karim was hired as Executive Vice President, Product Management effective October 28, 2019 and his annual base salary was set at $320,000.

•	Mr. Morris was hired as Executive Vice President, Product Development effective October 22, 2019 and his annual base salary was set at $330,000.

NEO Compensation Paid in Fiscal 2020 – Variable (Bonus) Pay Opportunity

The variable pay opportunity for each of the NEOs in Fiscal 2020 is set out below:

Name and Position	Variable Pay Opportunity
Christy Wyatt President and Chief Executive Officer		$420,000
Leigh Ramsden	CAD$	97,380	(1)
Interim Chief Financial Officer
Errol Olsen	CAD$	100,274	(2)
Former Chief Financial Officer
Sean Maxwell Chief Commercial Officer		$300,000	(3)
Ameer Karim EVP, Product Management		$107,200	(4)
William Morris EVP, Product Development		$113,850	(5)

Notes:

1)

Effective September 1, 2019, this variable pay opportunity was increased from CAD$63,000 to CAD$66,189 and effective January 1, 2020, in connection with Mr. Ramsden’s appointment as Interim CFO, this variable pay opportunity was increased to CAD$130,000.

2)	This variable pay opportunity is based on a full year at CAD$200,000, pro-rated to an end date of December 31, 2019.
3)

The variable pay opportunity for Mr. Maxwell was primarily based on the achievement of certain sales targets (as discussed above), with a small portion being based on achievement of the company-wide corporate objectives.

4)	This variable pay opportunity is based on a full year at $160,000, pro-rated to a start date of October 28, 2019.
5)	This variable pay opportunity is based on a full year at $165,000, pro-rated to a start date of October 22, 2019.

The NEOs’ opportunities under the Company’s variable (bonus) pay plans are reviewed by the Compensation Committee at the outset of employment, at the time of any significant change in the role, and typically annually. The following changes were made to the variable pay opportunities of the NEOs in Fiscal 2020:

•

Effective July 1, 2019, Mr. Ramsden’s variable pay opportunity increased to CAD$63,000. Effective September 1, 2019, proportionate to the increase to his base salary noted above, Mr. Ramsden’s variable pay opportunity increased to CAD$66,189. Effective January 1, 2020, in connection with his appointment as Interim CFO, Mr. Ramsden’s annual variable pay opportunity was increased to CAD$130,000 (50% of his base salary).

•	Mr. Karim was hired as EVP, Product Management effective October 28, 2019. Mr. Karim’s standard annual variable pay opportunity was set at $160,000 (50% of his base salary).

•	Mr. Morris was hired as EVP, Product Development effective October 22, 2019. Mr. Morris’ standard annual variable pay opportunity was set at $165,000 (50% of his base salary).

The NEOs’ payment pursuant to the annual executive variable (bonus) pay plan for Fiscal 2020 was based on achievement of three annual Company performance targets: (i) customer renewals, (ii) new ARR, and (iii) Adjusted EBITDA (with each element weighted evenly). The Company achieved the threshold for each component and overachieved in one or more components. As a result, the relevant executive officers achieved an overall attainment of 123.3% of their variable pay opportunity for Fiscal 2020, which was paid early in the fiscal 2021 year. The Company believes that the disclosure of the specific targets and performance on each of the components would be seriously prejudicial to its interests, as disclosure of these targets/components would reveal details that could undermine the chosen criteria and the rationale for choosing such criteria. This excludes sales commissions payable to Mr. Maxwell, which were paid on the basis of pro rata attainment of sales quotas.

Actual amounts paid, and their percentage of total compensation for each NEO, are specified in the Summary Compensation Table below.

NEO Compensation Paid in Fiscal 2020 – Incentive Plan Awards

Messrs. Karim and Morris received respective grants of RSUs and PSUs following the commencement of their employment. Ms. Wyatt and Messrs. Ramsden, Olsen, and Maxwell received annual grants of RSUs and PSUs in September 2019 as part of the annual executive compensation review process, in recognition of their performance in Fiscal 2019 and as a retention tool. Mr. Ramsden also received RSUs in February and May 2020 in connection with his appointment as Interim CFO. The NEOs were also eligible to participate in the Previous ESOP up to December 31, 2019 and in the ESOP after January 1, 2020.

See below under “Incentive Plan Awards – Value Vested or Earned During the Year” for details of the incentive plan amounts granted to the NEOs in Fiscal 2020.

Compensation Plan Changes for Fiscal 2021

The executives’ compensation for the 2021 fiscal year was reviewed early in the fiscal year.

New performance targets were set by the Compensation Committee for the executives’ variable (bonus) pay opportunity under the short-term incentive plan; however, similar to Fiscal 2020, these targets are aligned across the Company, meaning the employees eligible to participate in the Company’s annual corporate bonus program and the executive officers are focused on the same targets, based on the achievement of (i) customer renewals, (ii) new ARR, and (iii) Adjusted EBITDA (with each element weighted evenly). For Mr. Maxwell, approximately 88% of his variable pay opportunity is based on the achievement of sales targets and is paid as commissions on a pro-rata basis, with the remaining 12% based on the corporate variable pay plan as described above.

In addition, updated performance targets and adjustment factors were set by the Compensation Committee for PSU grants to be made to the executives in the 2021 fiscal year, having a 3 year performance period and being based on a combination of the Company’s (i) revenue growth over the performance period, and (ii) EBITDA percentage for last year of the performance period. The adjustment factors for these PSU grants are again set at 0%, 50% (threshold), 100% (target) and 200% (maximum), and the adjustment factor for performance between the respective performance targets is interpolated on a straight line basis.

Performance Chart

The following chart shows the shareholder return on the Common Shares for the 5-year period from June 30, 2015 to June 30, 2020, together with the cumulative return for the S&P/TSX Total Return Index for the same period, based on the closing price on the last trading day of each year and including dividends paid on the Common Shares. The chart assumes an initial investment of CAD$100.

	June 30, 2015		June 30, 2016		June 30, 2017		June 30, 2018		June 30, 2019		June 30, 2020
Absolute	CAD$	100	CAD$	80.31	CAD$	92.44	CAD$	87.65	CAD$	102.89	CAD$	171.30
S&P/TSX Total Return Index	CAD$	100	CAD$	96.64	CAD$	104.32	CAD$	111.85	CAD$	112.57	CAD$	106.61

The trend in the above graph shows that the performance of the Common Shares generally lagged slightly behind the performance of the S&P/TSX Total Return Index for the earlier years of the period, but significantly outpaced the performance of the S&P/TSX Total Return Index in Fiscal 2020. Overall compensation for the NEOs has been relatively constant over this 5-year period, with the general exception of higher amounts in the first year of a NEO’s employment as a result of inception equity grants. The short term variable pay opportunity and the PSU component of the long term incentive compensation for the NEOs was in Fiscal 2020, and is for the 2021 fiscal year, based on Company performance in meeting certain financial targets, with annual improvement in these metrics likely to contribute to stock price performance. As a result, changes in the Company’s public market valuation do influence NEO compensation. In addition, the post-grant value of these awards will increase if the Company’s stock performance improves.

Summary Compensation Table

The compensation paid to the NEOs during the three most recently completed financial years (as applicable based on tenure) is as set out below:

Name and Position	Fiscal Year	Salary(1)		Share-based awards(2)(3)		Option-based awards(4)		Non-equity incentive plan compensation		All other compensation(6)			Total Compensation
								Annual incentive plans (1)(5)
Christy Wyatt(7) President and Chief Executive Officer	2020 2019	$ $	420,000 253,182	$ $	364,965 1,664,651	$	Nil 260,617	$ $	517,860 302,039	$ $	12,166 404,200	(8)	$ $	1,314,991 2,884,689
Leigh Ramsden Interim Chief Financial Officer	2020 2019 2018	$ $ $	177,659 151,385 156,298	$ $ $	173,483 59,005 33,479	$	Nil Nil 6,459	$ $ $	90,810 47,721 30,216	$ $ $	7,536 37,930 7,682		$ $ $	449,488 296,041 234,134
Errol Olsen Former Chief Financial Officer(9)	2020 2019 2018	$ $ $	163,848 271,894 260,683	$ $ $	224,528 270,309 328,476	$	Nil Nil 42,475	$ $	Nil 157,932 68,652	$ $ $	304,136 15,765 9,098	(10)	$ $ $	692,512 715,900 709,386
Sean Maxwell Chief Commercial Officer	2020 2019 2018	$ $ $	400,000 383,754 354,939	$ $ $	297,464 656,391 298,522	$	Nil Nil 42,475	$ $ $	290,632 288,423 248,302	$ $ $	12,396 969 1,952		$ $ $	1,000,492 1,329,537 946,190
Ameer Karim Executive Vice President, Product Management(11)	2020		$218,256		$767,867		Nil		$132,178		$139,400	(12)		$1,257,701
William Morris Executive Vice President, Product Development(13)	2020		$230,153		$724,780		Nil		$140,377		$4,253			$1,099,563

Notes:

1)

The salary and annual incentive plan payments for Messrs. Ramsden and Olsen were paid in Canadian dollars. These amounts are translated into US dollars at the average monthly foreign exchange rate in effect when the payment is made.

2)	Share-based awards include RSUs and PSUs. The grant-date fair value of the RSU awards is the fair value of the Common Shares on the date of grant.
3)

The grant-date fair value of PSU awards is determined on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Common Shares on the date of grant, potential future dividends accruing to the unitholder’s benefit, and encompassing a wide range of possible future market conditions and Company performance conditions.

4)

The grant-date fair value of the Option awards is determined in accordance with IFRS 2, “Share Based Payment”, using a Black- Scholes option pricing model. The Company has chosen this methodology as there are no future performance criteria for the vesting of these Options, other than the passage of time.

5)

The annual incentive plan compensation (the specific targets for which have not been disclosed) as a percentage of total annual compensation for the year ended June 30, 2020 was 39% for Ms. Wyatt, 20% for Mr. Ramsden, nil for Mr. Olsen, 29% for Mr. Maxwell, 12% for Mr. Karim, and 13% for Mr. Morris.

6)

Other compensation includes inception bonuses, perquisites, Company contribution to a personal savings plan like a registered retirement savings plan or a 401(k) Plan, and amounts related to participation in the ESOP. The amount related to the ESOP is calculated as the difference between the price expected to be paid for the number of shares purchased and the fair market value of the shares at the beginning of each ESOP period.

7)	Ms. Wyatt joined Absolute as CEO on November 26, 2018. No additional compensation was paid to Ms. Wyatt in Fiscal 2020 specifically for serving on the Board.
8)	Ms. Wyatt received an initial signing bonus related to joining the Company of $400,000.
9)	Mr. Olsen’s tenure as Chief Financial Officer ended on December 31, 2019.
10)	Mr. Olsen received a payment of CAD$400,000 in connection with his departure from the Company.
11)	Mr. Karim joined Absolute as Executive Vice President, Product Management effective October 28, 2019.
12)	Mr. Karim received an initial signing bonus related to joining the Company of $135,000.
13)	Mr. Morris joined Absolute as Executive Vice President, Product Development effective October 22, 2019.

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out all Options outstanding as at June 30, 2020 for each NEO:

	Option-based Awards
Name and Position	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in- the-money options(1)
Christy Wyatt President and Chief Executive Officer	250,000	CAD$	8.74	February 7, 2026	CAD$	1,267,500
Leigh Ramsden Interim Chief Financial Officer	1,875	CAD$	9.16	February 5, 2021	CAD$	8,719
	2,050	CAD$	7.11	March 15, 2023	CAD$	13,735
	1,350	CAD$	7.40	August 23, 2023	CAD$	8,654
	7,200	CAD$	7.46	August 25, 2024	CAD$	45,720
Errol Olsen Former Chief Financial Officer	Nil		Nil	Nil		Nil
Sean Maxwell Chief Commercial Officer	200,000	CAD$	6.03	February 8, 2023	CAD$	1,556,000
	47,348	CAD$	7.46	August 25, 2024	CAD$	300,660
Ameer Karim Executive Vice President, Product Management	Nil		Nil	Nil		Nil
William Morris Executive Vice President, Product Development	Nil		Nil	Nil		Nil

Notes:

1)	All Options have exercise prices denominated in Canadian dollars.

Outstanding Share-Based Awards – NEOs

The following table sets out all share-based awards (PSUs and RSUs) outstanding as at June 30, 2020 for each NEO:

	Share-based Awards
Name and Position	Number of securities underlying unvested share- based awards (#)	Value of unvested share-based awards		Value of vested share-based awards not paid out or distributed
Christy Wyatt President and Chief Executive Officer	309,953	CAD$	4,280,456	Nil
Leigh Ramsden Interim Chief Financial Officer	34,109	CAD$	471,051	Nil
Errol Olsen Former Chief Financial Officer	Nil		Nil	Nil
Sean Maxwell Chief Commercial Officer	172,365	CAD$	2,380,363	Nil
Ameer Karim Executive Vice President, Product Management	112,887	CAD$	1,558,976	Nil
William Morris Executive Vice President, Product Development	105,681	CAD$	1,459,452	Nil

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended June 30, 2020 for each NEO:

Name and Position	Option-based awards – Value vested during the year(1)		Share-based awards – Value vested during the year(2)		Non-equity incentive plan compensation – Value earned during the year
Christy Wyatt President and Chief Executive Officer	CAD$	64,904	CAD$	378,561	$517,860
Leigh Ramsden Interim Chief Financial Officer	CAD$	1,269	CAD$	65,242	$177,659
Errol Olsen Former Chief Financial Officer	CAD$	4,608	CAD$	442,546	Nil
Sean Maxwell Chief Commercial Officer	CAD$	154,422	CAD$	761,587	$290,632
Ameer Karim Executive Vice President, Product Management		Nil		Nil	$132,178
William Morris Executive Vice President, Product Development		Nil		Nil	$140,377

Notes:

1)	Amount is calculated as the number of Common Shares vested multiplied by the difference between the Common Share price and the exercise price on the date of vesting.
2)	Amount is calculated as the number of Common Shares vested multiplied by the Common Share price on the date of vesting.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement (defined benefit plans or defined contribution plans).

Employment Agreements, Termination and Change of Control Benefits

The Company has written employment agreements with each NEO and each executive is entitled to receive compensation established by the Company, as well as other benefits in accordance with plans available to the most senior employees.

The currently-employed NEOs’ respective written employment agreements entitle them to certain payments at, following, or in connection with termination of their employment (voluntary or involuntary) and/or a change in control of the Company, as follows:

•	Christy Wyatt, President and CEO:

•

In the event Ms. Wyatt’s employment is terminated without cause or she resigns for good reason, she is entitled to a payment equal to 12 months of base salary, 12 months of variable pay based on the Company’s achievement of the relevant performance targets for the preceding fiscal year, and 12 months of COBRA healthcare costs.

•

In the event Ms. Wyatt’s employment is terminated without cause or she resigns for good reason, all unvested Options and RSUs that would have vested in the calendar year in which the termination/resignation occurs will vest on a pro rata basis to the termination date, and any unvested PSUs will vest on a prorated basis of time worked after the relevant PSU performance conditions are met.

•

In the event Ms. Wyatt’s employment is terminated without cause or she resigns for good reason within 90 days prior to or one year following a change of control, she is entitled to a payment equal to 18 months of base salary, 12 months of variable pay calculated at target, and 18 months of COBRA healthcare costs.

•

In the event Ms. Wyatt’s employment is terminated without cause or she resigns for good reason within 90 days prior to or one year following a change of control, all unvested Options, RSUs, and PSUs held by her vest immediately.

•	Leigh Ramsden, Interim CFO:

•	In the event Mr. Ramsden’s employment is terminated without cause, he is entitled to 4 weeks pay for each 12 months worked up to a maximum payment equal to 4 months of base salary.

•

In the event Mr. Ramsden’s employment is terminated without cause or he resigns for good reason within 12 months following a change of control, he is entitled to a payment equal to 12 months of base salary.

•	In the event Mr. Ramsden’s resigns for good reason within 12 months following a change of control, all unvested Options, RSUs, and PSUs held by him vest immediately

•	Sean Maxwell, Chief Commercial Officer:

•	In the event Mr. Maxwell’s employment is terminated without cause, he is entitled to a payment equal to 12 months of base salary.

•

In the event Mr. Maxwell’s employment is terminated without cause or he resigns for good reason within 12 months following a change of control, he is entitled to a payment equal to 12 months of base salary.

•

In the event Mr. Maxwell’s employment is terminated without cause or he resigns for good reason following a change of control, all of his unvested Options, RSUs, and PSUs will be administered in accordance with the terms of the respective plan and grant agreement governing each award. See “Securities Authorized for Issuance Under Executive Compensation Plans”.

•	Ameer Karim, EVP, Product Management:

•

In the event Mr. Karim’s employment is terminated without cause, he is entitled to a payment equal to 6 months plus one month for each completed year of service of base salary (up to a maximum of 12 months total) and 6 months of COBRA healthcare costs.

•

In the event Mr. Karim’s employment is terminated without cause or he resigns for good reason within 12 months following a change of control, he is entitled to a payment equal to 12 months of base salary.

•

In the event Mr. Karim’s employment is terminated without cause or he resigns for good reason following a change of control, all of his unvested Options, RSUs, and PSUs will be administered in accordance with the terms of the respective plan and grant agreement governing each award. See “Securities Authorized for Issuance Under Executive Compensation Plans”.

•	William Morris, EVP, Product Development:

•

In the event Mr. Morris’ employment is terminated without cause, he is entitled to a payment equal to 6 months plus one month for each completed year of service of base salary (up to a maximum of 12 months total).

•

In the event Mr. Morris’ employment is terminated without cause or he resigns for good reason within 12 months following a change of control, he is entitled to a payment equal to 12 months of base salary.

•

In the event Mr. Morris’ employment is terminated without cause or he resigns for good reason following a change of control, all of his unvested Options, RSUs, and PSUs will be administered in accordance with the terms of the respective plan and grant agreement governing each award. See “Securities Authorized for Issuance Under Executive Compensation Plans”.

If the employment of the NEO is terminated with cause: (i) unvested Options, RSUs, and PSUs are immediately cancelled; (ii) vested Options are cancelled at 5pm (PST) on the termination date; (iii) vested RSUs and PSUs granted prior to December 13, 2018 are redeemed on the termination date; and (iv) vested RSUs and PSUs granted after December 13, 2018 are cancelled immediately.

Under these NEO employment agreements, a change of control is generally defined to have occurred upon: (a) the acquisition or ownership by a person of a stated percentage of Common Shares (ranging between 30% and 51%); (b) the election over any period of two consecutive years of a stated percentage (ranging between 51% and 75%) of Directors who were not incumbent Directors; (c) the sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company; (d) an amalgamation, merger, arrangement or other business combination that results in persons other than the shareholders of the Company owning Common Shares of the continuing entity that entitle the holders thereof to cast a majority of the votes on the election of Directors; or (e) the Board otherwise determining that a change of control has occurred.

The estimated incremental payments from the Company to each of the currently-employed NEOs following (a) termination without cause, or (b) termination without cause or resignation with cause within 12 months following a change of control, assuming the triggering event occurred on June 30, 2020, are as follows:

Name and Position		Termination Without Cause	Change of Control
Christy Wyatt President and Chief Executive Officer	Salary	$420,000	$630,000
	Variable Pay	$420,000(1)	$420,000
	Options	CAD$537,819	CAD$1,267,500
	RSUs & PSUs	CAD$48,808	CAD$4,280,456
Leigh Ramsden Interim Chief Financial Officer	Salary	CAD$86,667	CAD$260,000
	Variable Pay	Nil	Nil
	Options	Nil	CAD$76,827
	RSUs & PSUs	CAD$53,809	CAD$471,051
Sean Maxwell Chief Commercial Officer	Salary	$400,000	$400,000
	Variable Pay	Nil	Nil
	Options	Nil	CAD$1,856,660
	RSUs & PSUs	CAD$692,295	CAD$2,373,294
Ameer Karim EVP, Product Management	Salary	$320,000	$320,000
	Variable Pay	Nil	Nil
	Options	Nil	Nil
	RSUs & PSUs	Nil	CAD$1,558,976
William Morris EVP, Product Development	Salary	$330,000	$330,000
	Variable Pay	Nil	Nil
	Options	Nil	Nil
	RSUs & PSUs	Nil	CAD$1,459,452

Note:

1)

The terms of Ms. Wyatt’s employment agreement stipulate that in the event of termination without cause, she is entitled to receive an annual bonus payment calculated at the percentage set for corporate achievement in the prior year. The Company’s short-term incentive plan allows for attainment from 0% to 150%. The amount presented here represents 100% attainment.

Director Compensation

The Company compensates its independent Directors for serving on the Board. In making recommendations to the Board relating to Director compensation, the Compensation Committee considered Directors’ compensation offered by similar companies, its Directors’ respective time commitments, and the risks and responsibilities that the Directors assume.

In Fiscal 2020, the Compensation Committee engaged WTW, its independent compensation consultant, to review the competitiveness of the independent Directors’ compensation, including each of the elements: cash retainer, annual and recurring equity grants, Board Chair retainer, and committee Chair retainers. For this benchmarking exercise, the independent compensation consultant utilized the same peer group of companies as employed for the Fiscal 2020 executive compensation review (see above under “Independent Compensation Consultants”). The compensation consultant’s report concluded that total direct compensation for the Company’s independent Directors was generally comparable to the peer group.

The compensation provided to the Directors in Fiscal 2020, Fiscal 2019, and Fiscal 2018 is set out below:

Name(1)	Fiscal Year	Fees Earned			Share-based Awards(2)		Total Compensation
Daniel Ryan	2020 2019 2018	$ $ $	90,000(3) 90,000(3) 90,000(3)		$ $ $	100,000 95,340 81,060	$ $ $	190,000 185,340 171,060
Lynn Atchison(4)	2020		$55,404	(5)		$154,740		$210,144
Gregory Monahan	2020 2019 2018	$ $ $	67,500 63,750 60,000	(5)	$ $ $	100,000 95,340 81,060	$ $ $	167,500 159,090 141,060
Salvatore Visca(6)	2020 2019 2018	$ $ $	60,000 60,000 60,000		$ $ $	100,000 95,340 97,087	$ $ $	160,000 155,340 157,087
Gerhard Watzinger	2020 2019 2018	$ $ $	70,000 66,875 63,750	(5) (7) (8)	$ $ $	100,000 95,340 81,060	$ $ $	170,000 162,215 154,810
Eric Rosenfeld(9)	2020 2019 2018	$ $ $	37,500 69,375 63,750	(5) (7) (8)	$ $	Nil 95,340 81,060	$ $ $	37,500 164,715 144,810

Notes:

1)	See “Summary Compensation Table” above for details regarding Ms. Wyatt’s compensation. Ms. Wyatt receives no additional compensation for serving as a Director.
2)	In Fiscal 2020, the only equity grants made to the independent Directors were DSUs. The grant-date fair value of the DSU awards is the fair value of the Common Shares on the date of grant.
3)	Includes compensation of $30,000 for acting as Chair of the Board.
4)	Ms. Atchison joined the Board effective August 7, 2019.
5)

Includes compensation for acting as Chair of a Board committee. This compensation amounted to $7,500 for Mr. Monahan (Chair of the Governance and Nominating Committee), $10,000 for Mr. Watzinger (Chair of the Compensation Committee), $7,500 for Ms. Atchison (Chair of the Audit Committee for partial year), and $7,500 for Mr. Rosenfeld (Chair of the Audit Committee for partial year).

6)

The fees earned by Mr. Visca are/were paid in Canadian dollars. The fees earned are denominated in US dollars, as such, they are converted at the rate at which the payments were translated from US to Canadian dollars.

7)

Includes compensation for acting as Chair or Co-Chair of a Board committee. This compensation amounted to $3,750 for Mr. Monahan (Chair of the Governance and Nominating Committee for partial year), $6,875 for Mr. Watzinger (Co-Chair of the Strategic Planning Committee for partial year and Chair of the Compensation Committee for partial year), $9,375 for Mr. Rosenfeld (Co-Chair of the Strategic Planning Committee for partial year and Chair of the Audit Committee for partial year).

8)

Includes compensation for acting as Chair or Co-Chair of a Board committee. This compensation amounted to $3,750 for Mr. Rosenfeld (Co-Chair of the Strategic Planning Committee) and $3,750 for Mr. Watzinger (Co-Chair of the Strategic Planning Committee).

9)	Mr. Rosenfeld’s tenure on the Board ended on December 11, 2019.

Outstanding Option-Based Awards – Directors

No Options were granted to the independent Directors in Fiscal 2020. The following table sets out all Options outstanding as at June 30, 2020 for each independent Director:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)	Option expiration date	Value of unexercised in-the- money options
Daniel Ryan	6,250	CAD$9.16	February 5, 2021	CAD$29,063
Lynn Atchison	Nil	Nil	Nil	Nil
Gregory Monahan	Nil	Nil	Nil	Nil
Salvatore Visca	6,250	CAD$9.16	February 5, 2021	CAD$29,063
Gerhard Watzinger	25,000	CAD$8.04	December 16, 2020	CAD$144,250
Eric Rosenfeld	Nil	Nil	Nil	Nil

Note:

1)	All Options have exercise prices denominated in Canadian dollars.

Outstanding Share-Based Awards – Directors

Other than DSUs, there were no share-based awards outstanding for the independent Directors as at June 30, 2020. DSUs are redeemed by the Company in cash and no Common Shares are issuable pursuant to the DSU Plan (See above under “Securities Authorized under Equity Compensation Plans – Deferred Share Unit Plan”). The following table sets out all DSUs outstanding as at June 30, 2020 for each independent Director:

	Share-based Awards
Name	Number of securities underlying unvested share- based awards (#)	Value of unvested share-based awards	Value of vested share-based awards not paid out or distributed
Daniel Ryan	6,713	CAD$92,704	CAD$922,061
Lynn Atchison	6,713	CAD$92,704	CAD$191,661
Gregory Monahan	6,713	CAD$92,704	CAD$922,061
Salvatore Visca	6,713	CAD$92,704	CAD$964,085
Gerhard Watzinger	6,713	CAD$92,704	CAD$922,061
Eric Rosenfeld(1)	Nil	Nil	CAD$829,371

Note:

1)	Mr. Rosenfeld’s tenure on the Board ended on December 11, 2019. In accordance with the DSU Plan, these DSUs must be redeemed by Mr. Rosenfeld no later than December 31, 2020.

Incentive Plan Awards – Value Vested or Earned During the Year – Directors

The following table sets out the value vested or earned under incentive plans during the year ended June 30, 2020 for each independent Director:

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year(1)	Non-equity incentive plan compensation – Value earned during the year
Daniel Ryan	Nil	CAD$135,545	Nil
Lynn Atchison	Nil	CAD$134,421	Nil
Gregory Monahan	Nil	CAD$135,545	Nil
Salvatore Visca	Nil	CAD$135,545	Nil
Gerhard Watzinger	Nil	CAD$135,545	Nil
Eric Rosenfeld(2)	Nil	CAD$58,508	Nil

Notes:

1)	This amount is calculated as the number of DSUs vested multiplied by the Common Share price on the applicable date of the DSU’s vesting.
2)	Mr. Rosenfeld’s tenure on the Board ended on December 11, 2019.

Executive Officer and Director Share Ownership Policy

The Company has an Executive and Outside Director Stock Ownership Policy. This policy was first approved by the Board effective January 1, 2016, and was updated on January 29, 2020 following a review of the policy by WTW for currency of the policy relative to prevailing trends. The purpose of this policy is to align the interests of the Company and its executive officers and Directors with the long-term interests of shareholders and to mitigate excessive short-term risk taking by requiring the NEOs, certain other executive officers, and the independent Directors to attain and maintain a stated level of stock ownership in the Company.

The target ownership levels are specified below:

•	CEO: 3 times annual base salary

•

CFO, Chief Product Officer, Chief Commercial Officer, and any other senior-level executives as recommended by the CEO and approved by the Compensation Committee (including each NEO other than the CEO): 1 times base salary

•	Other Executives, as determined by the CEO and confirmed by the Compensation Committee: 0.5 times base salary

•	Independent Directors: 3 times annual cash-based base retainer fee

Each executive officer must fulfill their stock ownership requirement within 5 years of becoming subject to the policy. Each independent Director must fulfill their stock ownership requirement within 3 years of becoming subject to the policy. The policy allows for achievement to be reached via the holding of RSUs, PSUs, and DSUs (as applicable), in addition to Common Shares held outright.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during Fiscal 2020 was, an executive officer, Director, proposed nominee for election as a Director, employee or former executive officer, Director, or employee of the Company or any of its subsidiaries, and no associate of the foregoing persons: (a) is, or was at any time since the beginning of Fiscal 2020, indebted to the Company or any of its subsidiaries; or (b) has or had indebtedness to another entity which, or at any time since the beginning of Fiscal 2020 has been, the subject of a guarantee, support agreement, letter of credit, or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the Directors or executive officers of Absolute, nor any person who has held such a position since the beginning of Fiscal 2020, nor any proposed nominee for election as a Director of Absolute, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors as set out herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of Absolute, no informed person (a Director, executive officer, or holder of 10% or more of the Common Shares) or nominee for election as a Director of Absolute, or any associate or affiliate of any informed person or proposed Director had any material interest, direct or indirect, in any transaction since the beginning of Fiscal 2020 or in any proposed transaction which has materially affected or would materially affect Absolute or any of its subsidiaries, other than as may be set out in this Information Circular.

MANAGEMENT CONTRACTS

The management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the Directors or executive officers of the Company or its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Absolute, including the Annual Information Form, audited financial statements, and related management’s discussion and analysis for the period ended June 30, 2020, is available on the Company’s website and under the Company’s profile on www.sedar.com. Copies of the financial statements and management’s discussion and analysis may be obtained upon request from Absolute’s Corporate Secretary via email to legalnotices@absolute.com. The Company may require the payment of a reasonable charge when a request for documents is made by a person other than a holder of securities of the Company.

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1.	Board of Directors

a)	Independent Directors

The Board currently consists of six Directors, five of whom are independent within the meaning of “independence” set out in Section 1.4 of NI 52-110. The five independent Directors are: Daniel Ryan, Lynn Atchison, Gregory Monahan, Salvatore Visca, and Gerhard Watzinger. Assuming all six management nominees are elected at the Meeting, five of the Company’s six Directors following the Meeting will be considered independent.

b)	Non-Independent Directors

Christy Wyatt is the Company’s President and Chief Executive Officer and is therefore not considered to be independent under Section 1.4 of NI 52-110.

c)	Majority Independent

As described in (a) and (b) above: (i) a majority of the current Directors (five of six) are considered to be independent for the purposes of Section 1.4 of NI 52-110; and (ii) assuming that all six management nominees are elected at the Meeting, a majority of the Directors following the Meeting (five of six) will be considered to be independent for the purposes of Section 1.4 of NI 52-110.

d)	Involvement with Other Reporting Issuers

The current Directors are also directors of the following other reporting issuers:

Name of Director	Other Reporting Issuer Directorships

Daniel Ryan	Nil

Lynn Atchison	Q2 Holdings, Inc. (US)

Gregory Monahan	Primo Water Corporation (US)

Salvatore Visca	Nil

Gerhard Watzinger	CrowdStrike Holdings, Inc. (US) Mastech Digital, Inc. (US)

Christy Wyatt(1)	Silicon Laboratories, Inc. (US) Quotient Technology Inc. (US)

Note:

1)

Each of Silicon Laboratories, Inc. and Quotient Technology Inc. have informed Absolute that Ms. Wyatt had a 100% attendance record for their relevant Board and committee meetings during the period July 1, 2019 to June 30, 2020.

e)	Interlocking Directorships

None of the nominee Directors serves on the board of directors of a company other than Absolute on which another of the nominee Directors or an executive officer of Absolute also serves.

f)	Meetings of Independent Directors

At each regularly-scheduled quarterly Board meeting and occasionally in connection with ad hoc Board meetings, the independent Directors will hold meetings, or portions of such meetings, at which neither non-independent Directors nor any other members of management are in attendance. The independent Directors held nine such meetings during the period July 1, 2019 to June 30, 2020. In addition, communication amongst the independent Directors occurs on an ongoing basis as needed.

g)	Independence of Chair

Daniel Ryan, Chair of the Board, is an independent Director.

h)	Attendance Record of Directors at Meetings

The following table sets out the attendance at meetings of the Board and committees of the Board held during the period July 1, 2019 to June 30,
2020(1):

Director	Committee Meeting Attendance			Board Meeting Attendance
	Audit	Compensation	Governance and Nominating

Daniel Ryan	6/6	5/5	N/A	20/20

Lynn Atchison(2)	6/6	N/A	N/A	17/17

Gregory Monahan	6/6	N/A	4/4	19/20

Salvatore Visca	N/A	5/5	4/4	18/20

Gerhard Watzinger	N/A	5/5	4/4	20/20

Christy Wyatt	N/A	N/A	N/A	20/20

Eric Rosenfeld(3)	4/4	3/3	N/A	7/7

Notes:

1)	Directors who were unable to attend specific Board or committee meetings typically review all materials and provide input directly to the Chair of the Board/committee.
2)	Ms. Atchison became a Director and joined the Audit Committee effective August 7, 2019.
3)	Mr. Rosenfeld’s tenure on the Board ended on December 11, 2019.

2.	Board Mandate

The Board adopted a written mandate effective January 29, 2020 (the “Board Mandate”). The full text of the Board Mandate is included as Schedule “B” to this Information Circular and can also be accessed on Absolute’s website.

3.	Position Descriptions

a)	Existence of Written Position Descriptions for Board and Committee Chairs

The Board has not developed stand-alone written position descriptions for the Chair of the Board or the Chair of any Board committee. However, the Board Mandate sets out certain responsibilities of the Chair of the Board. In addition, each Board committee has a written charter which governs its responsibilities and activities, including setting out the responsibilities of the Chair of the respective Committee. The Board Mandate and each Board committee’s charter can be accessed on Absolute’s website.

b)	Existence of Written Position Description for Chief Executive Officer

The Board has not developed a written position description for the CEO, outside of the job description contained in Ms. Wyatt’s written employment contract. The CEO’s role and responsibilities are assessed annually by the Board.

4.	Orientation and Continuing Education

New Board members are provided with a comprehensive orientation program which includes: the provision of information respecting the functioning of the Board and its committees; explanation of the responsibilities and duties of a Director and the Company under applicable corporate and securities law and stock exchange requirements; copies of the Company’s governing documents, relevant policies, and public filings; presentations from senior management regarding the Company’s principal business units; and complete access to management and the Company’s relevant professional advisors.

The Board recognizes the importance of ongoing Director development and education, including the need for each Director to take personal responsibility in this area. The Governance and Nominating Committee is responsible for overseeing Director continuing education, designed to maintain or enhance the skills and abilities of the Directors and to ensure that their knowledge and understanding of our business remains current. The Board receives periodic management and external advisor presentations on topics of interest and developing areas of corporate governance. In addition, Board members are welcome to communicate with management and the Company’s professional advisors and to take opportunities to observe the Company’s operations first-hand.

Each Director also receives an annual stipend from the Company to spend on appropriate Director education and training activities of their choosing. In addition, in Fiscal 2020 the Company provided each Director with membership to the National Association of Corporate Directors (NACD), a leading non-profit educational organization for corporate board members, to help them to keep current with industry trends and developments, changes in legislation and attend seminars.

5.	Ethical Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”) for the Company that applies to all Directors, officers, and employees. The Code requires all Directors to fully disclose any conflicts or potential conflicts of interest immediately upon the identification thereof.

The Board monitors compliance with this Code primarily through the Company’s whistleblower policy and through regular updates from management of the Company. At each regularly-scheduled quarterly Governance and Nominating Committee meeting, management reports on any material violations of the Code that may have occurred in the preceding fiscal quarter.

A copy of the Code may be obtained upon request from Absolute via email to legalnotices@absolute.com.

6.	Nomination of Directors

The recruitment and nomination of Directors is overseen by the Governance and Nominating Committee. Recruitment of new Directors generally results from recommendations made by the Directors, senior management, or shareholders. Candidates are assessed by the Governance and Nominating Committee on the basis of their skills, expertise, experience, independence, contribution to diversity, and other factors. The Governance and Nominating will also periodically assess the existing skills on the Board (see below under “Board Skills and Experience”) and whether to seek new Director(s) with particular skill-sets that could be complementary to the Board.

7.	Compensation

The amount and form of Director compensation is reviewed annually by the Compensation Committee, partly in comparison to compensation information disclosed by other comparable companies and periodically with the input from an external independent compensation consultant. Resulting recommendations are made to the full Board for its final approval. See “Director Compensation” in this Information Circular.

The Compensation Committee determines the compensation of the NEOs and oversees the compensation of the Company’s other executive officers. The Compensation Committee seeks to ensure that the Company has policies and plans for executive compensation that are motivational and competitive, in order to attract, retain, and motivate the performance of executive management and other key personnel. The Compensation Committee typically meets at least quarterly and at other intervals as necessary to fulfil its responsibilities. See “Statement of Executive Compensation” in this Information Circular.

8.	Other Board Committees

The Board currently has no standing committees other than the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee.

9.	Director Assessments

The Board, its committees, and individual Directors are regularly assessed with respect to their effectiveness and contribution. On an annual basis, each Director is required to complete a detailed questionnaire and self-evaluation in order to assess the effectiveness of the Board, each committee, and the individual Directors. The purpose of this annual review process is to assist the Board in assessing:

•	Board structure, composition, diversity, experience, mandate and responsibilities, and effectiveness;

•	committee meetings, composition, mandate, and effectiveness; and

•	Director attendance, preparedness, contribution and participation, knowledge of the business, and required skills and expertise.

These surveys are collected by the Company’s external legal counsel and the results are summarized and reported to the Chair of the Governance and Nominating Committee. The Chair of the Governance and Nominating Committee presents appropriate reports to the full Governance and Nominating Committee and to the Board, which may include recommendations for changes or improvements at the individual Director, committee, and/or full Board levels.

In addition, the Board satisfies itself that the Board, its committees, and the individual Directors are performing effectively by conducting informal assessments from time to time (including by the Chair of the Board and/or the Chair of the Governance and Nominating Committee).

10.	Board Skills and Experience

The Governance and Nominating Committee has developed a “competency” matrix in which Directors indicate their level of skill and experience in each competency identified as important for a company like Absolute. The table below illustrates how many Directors have indicated they have the relevant competency at an average or better level:

Competency	Number of Directors Qualified
C-Suite leadership	5
Strategic Planning	6
CEO Experience	3
Corporate Governance	6
Risk Management	6
Executive Compensation	6
Technology and R&D	5
Information Security	5
Software-as-a-Service	6
Finance and Accounting	6
Human Resources	5
Law	2
Government and Regulatory	2
Capital Markets	6
M&A	6
Public Company Directorship	6
ESG (environmental, social, and governance)	4
EDI (equality, diversity, and inclusion)	4

Each Director has indicated they have (i) average or better competency in at least 12 of these areas, and (ii) above average competency in at least 7 of these areas.

11.	Director Term Limits and other Mechanisms of Board Renewal

The Company has not adopted term limits or other mechanisms to force Board renewal. Given the normal process of annual elections of individual Directors by the shareholders of the Company and the fact that individual Directors also undertake comprehensive annual Director assessments, the Board has determined that term limits or a mandatory retirement policy are not necessary. Directors who have served on the Board for an extended period of time are in a unique position to provide valuable insight into the operations and future of the Company based on their experience with a perspective on the Company’s history, performance, and objectives. The Board believes it is important to have a balance between Directors who have tenure and an understanding of our company business and more recently appointed Directors who bring new perspectives and ideas to the Board and the Company. The Board believes that the current constitution of the Board adequately reflects this balance.

12.	Diversity

Absolute values equality, diversity, and inclusion. Having a diverse Board and senior management offers a depth of perspective that enhances Board and management operations and performance. Having a diverse and inclusive organization overall is beneficial to our success, and we are committed to equality, diversity, and inclusion at all levels to ensure that we attract, retain, support, and promote the brightest and most talented individuals. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think, and improves oversight, decision-making, and governance. The Company is also committed to removing systemic barriers within the organization and fostering an inclusive culture based on merit and free of conscious or unconscious bias.

As at November 6, 2020, one-third (33%) of our Directors (2 out of 6) and one-third (33%) of our executive officers (4 out of 12) are women, including our President and CEO.

The Company does not currently have a formal written policy or set target regarding the number of women on the Board or in executive officer positions. However, the Board and management value diversity of experience, perspective, education, background, race, national/indigenous origin, gender, sexual orientation, physical abilities, and other personal characteristics as part of overall evaluations of Director nominees for election or re-election to the Board and as part of evaluation of candidates for management positions. This is achieved through ensuring that diversity considerations are taken into account in Board and senior management succession planning, continuously monitoring the level of representation on our Board and in senior management positions of women and visible minorities, continuing to broaden recruiting efforts to attract and interview diverse pools of candidates, committing to mentorship, training, and networking opportunities to ensure that our most talented employees are developed and promoted from within our organization, and continuously focusing on building a culture of equality, diversity, and inclusion across our global organization.

While we have made significant progress in this area, the Company is actively continuing to develop its talent management strategy and policies for employees, executive officers, and Directors to ensure that equality, diversity, and inclusion is appropriately reflected in every area of the organization, including succession planning, leadership, compensation, development, and talent identification.

SCHEDULE “B”

BOARD OF DIRECTORS MANDATE

1.	Purpose

The members of the Board of Directors (the “Board”) of Absolute Software Corporation (the “Company”) have the duty to supervise the management of the business and affairs of the Company. The Board, collectively and through its committees and the Chair of the Board (the “Chair”), will provide direction to senior management, generally through the Company’s Chief Executive Officer (the “CEO”) to pursue the best interests of the Company.

2.	Duties and Responsibilities

The Board will have the specific duties and responsibilities outlined below, in addition to those other duties and responsibilities required by the Articles of the Company (the “Articles”) and applicable corporate and securities laws and regulations. The Board will make major policy decisions, delegate to management the authority and responsibility for the day-to-day affairs of the Company, and review management’s performance and effectiveness on an ongoing basis.

Strategic Planning

(a)	Strategic Plans

The Board will oversee the Company’s strategic plans. In this context, the Board will assess the competitive environment, the opportunities for the Company’s business, applicable risks, and significant Company business practices and products.

(b)	Business and Financial Plans

The Board will oversee the Company’s annual business and financial plans and policies and processes generated by management relating to the authorization of major investments and significant allocations of capital.

(c)	Monitoring

The Board will regularly review management’s implementation of the Company’s strategic, business, and financial plans. The Board will review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(d)	General

The Board will oversee the risk identification, assessment, management, monitoring, and reporting activities of management to ensure the effective implementation of the Company’s risk management framework.

(e)	Monitoring of Controls

The Board will monitor the integrity of the Company’s internal controls and management information systems.

(f)	Compliance

The Board will supervise the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board.

Senior Management

(g)	Organization and Succession Review

The Board will regularly review the Company’s organizational structure and succession planning.

(h)	Integrity of Senior Management

The Board will seek to satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

(i)	General

The Board, primarily through the Board’s Governance and Nominating Committee, will develop the Company’s approach to corporate governance.

(j)	Ethics Reporting

The Board has adopted a written Code of Business Conduct (the “Code”) applicable to directors, officers, and employees of the Company. The Board will monitor the Company’s compliance with, or material deficiencies from, the Code and approve changes to the Code it considers appropriate from time to time.

Each Director will notify the Board of any personal conflict, or potential conflict, of interest in accordance with the Code.

(k)	Board Mandate Review

The Board will periodically review and assess the adequacy of this Mandate to ensure compliance with applicable legal, regulatory, and industry standards and approve any modifications to this Mandate as considered advisable.

Communications

(l)	Disclosure Policy

The Board will adopt, and monitor the Company’s compliance with, the Company’s Disclosure Policy.

(m)	Shareholders

The Company endeavours to keep its shareholders and other stakeholders informed of its progress through its public disclosure filings (including annual information form, quarterly financial reports, and periodic press releases) and certain shareholder/investor events. Shareholders may also seek and obtain appropriate information via the Company’s Investor Relations function.

3.	Board Composition

General

The composition and organization of the Board, including: the number, qualifications, and remuneration of directors; the number of Board meetings; quorum requirements; meeting procedures, and notices of meetings are established by the Articles, the BCBCA, and applicable securities laws, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Governance and Nominating Committee.

Independence

A majority of the members of the Board must be independent. “Independent” has the meaning, as the context requires, given to it in National Policy 58-201 – Corporate Governance Guidelines (as may be amended from time to time).

The Board will also strive for the respective Chairs of each of the Audit Committee, Compensation Committee, and Governance and Nominating Committee to be independent (in accordance with the definition above).

The Governance and Nominating Committee will periodically review director independence and the Board’s ability to act independently from management in fulfilling its duties.

Chair Independence / Lead Director

The Board will either have an independent Chair, or, if the selected Chair does not meet applicable independence requirements, the independent directors will select from among them a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, will act as the effective leader of the Board and ensure that the Board is enabled to successfully carry out its duties.

4.	Service on Other Boards

Service on Other Boards

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

Notwithstanding the foregoing:

i)	no director may serve on the board of directors of more than four other (five including the Company) public companies;

ii)

no director, if also serving as an executive officer of the Company or another public company, may serve on the board of directors of more than two other (three including the Company) public companies; and

iii)	no director serving as a member of the Audit Committee may serve as a member of the audit committee for more than two other (three including the Company) public companies,

unless the Governance and Nominating Committee determines that such simultaneous service would not impair the ability of such director to effectively serve on the Board or the Audit Committee, as applicable, or put the Company offside of applicable legal, regulatory, and industry standards.

Interlocking Directorships

No director may serve on the board of directors of another public company for which a fellow member of the Board also serves as a director or executive officer, unless the Governance and Nominating Committee determines that such simultaneous service would not impair the ability of such director to effectively serve on the Board or put the Company offside of applicable legal, regulatory, and industry standards.

5.	Committees of the Board

The Board has established the following committees: the Audit Committee; the Compensation Committee; and the Governance and Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

Committee Charters

The Board has approved charters for each Board committee and will approve charters for each new Board committee. Periodically, each committee charter will be reviewed by the Governance and Nominating Committee and/or the respective committee and any suggested amendments will be brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s respective charter.

Consideration of Committee Recommendations

As required by applicable law, by the applicable committee charter, or as the Board may consider advisable, the Board will consider for approval the specific matters delegated for review to the Board committees.

6.	Board Meetings

The Board will meet at least quarterly, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects which are not on the agenda for that meeting.

Meetings of the Board will be conducted in accordance with the Articles and applicable corporate and securities laws.

Minutes

The Company’s Corporate Secretary (if any), his or her designate, or any other person the Chair requests will act as secretary for each Board meeting. Minutes of Board meetings will be recorded and maintained by the meeting’s secretary and subsequently presented to the Board for approval.

Meetings without Management

The independent members of the Board will hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

The Board will have unrestricted access to management and employees of the Company. The Board will have the authority to retain and terminate external legal counsel, consultants, or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of senior management. The Company will provide appropriate funding, as determined by the Board, for the services of these advisors.

7.	Position Descriptions

Position Descriptions for Directors

The Board may adopt written position descriptions for the Chair, the Lead Director (if any), and/or the chairs the Board’s committee. If any such position descriptions are adopted, periodically the Governance and Nominating Committee will review each such adopted position description and any suggested amendments will be brought to the Board for consideration and approval.

Position Description for the CEO

The Board may adopt a written position description for the CEO. The Board will approve any corporate goals and objectives that the CEO has responsibility for meeting from time to time.

8.	Director Development

Each new director will participate in the Company’s initial orientation program and each director will participate in the Company’s continuing director development and education programs in effect from time to time.

9.	Director Evaluation

At least annually, the Governance and Nominating Committee will lead an appropriate evaluation program for the Board, its committees, and individual directors.

10.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations, and stock exchange requirements and the Articles, it is not intended to establish any legally binding obligations.

Adopted by the Board: January 29, 2020